Exhibit 99.2

TELUS CORPORATION

Management’s discussion and analysis

2022 Q1

TELUS Corporation – Management’s discussion and analysis – 2022 Q1

Caution regarding forward-looking statements

The terms TELUS, the Company, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

This document contains forward-looking statements about expected events and our financial and operating performance. Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our plans and expectations regarding the impact of the COVID-19 pandemic and responses to it, our expectations regarding trends in the telecommunications industry including demand for mobile data and ongoing internet subscriber base growth, and our financing plans including our multi-year dividend growth program. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements. Updates to the assumptions on which our 2022 outlook is based are presented in Section 9 Update to general trends, outlook and assumptions, and regulatory developments and proceedings in this Management’s discussion and analysis (MD&A).

Risks and uncertainties that could cause actual performance or events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

•	The COVID-19 pandemic including its impacts on our customers, suppliers and vendors, our team members and our communities, as well as changes resulting from the pandemic to our business and operations, including changes to the demand for and supply of the products and services that we offer and the channels through which we offer them.

•	Regulatory decisions and developments including: changes to our regulatory regime (the timing of announcement or implementation of which are uncertain) or the outcomes of proceedings, cases or inquiries relating to its application, including but not limited to those set out in Section 9.1 Communications industry regulatory developments and proceedings in this MD&A, such as the potential for government to allow consolidation of competitors in our industry or conversely for government intervention intended to further increase competition, for example, through mandated wholesale access; the potential for additional government intervention on pricing; federal and provincial consumer protection legislation and the possible re-introduction by the federal government of privacy legislation to give consumers new privacy rights and to impose new monetary penalties for non-compliance; amendments to existing federal legislation; potential threats to unitary federal regulatory authority over communications in Canada; potential threats to the CRTC’s ability to enforce competitive safeguards such as the Standstill Rule and the Wholesale Code, which aims to ensure the fair treatment by vertically integrated firms of rival broadcasting distributors and programming services; regulatory action by the Competition Bureau or other regulatory agencies; spectrum and compliance with licences, including our compliance with licence conditions, changes to spectrum licence fees, spectrum policy determinations such as restrictions on the purchase, sale, subordination, use and transfer of spectrum licences, the cost and availability of spectrum and timing of spectrum allocation, and ongoing and future consultations and decisions on spectrum licensing and policy frameworks, auctions and allocation; the impact on us and other Canadian telecommunications carriers of government or regulatory actions with respect to certain countries or suppliers, including U.S. federal regulations pertaining to certain technology transactions deemed to constitute national security risks and the imposition of additional licence requirements on the export, re-export and transfer of goods, services and technology to Huawei Technologies Co. Ltd. and its non-U.S. affiliates, and decisions of other foreign governments, which could result in a general shortage of chipsets and other equipment; restrictions on non-Canadian ownership and control of the common shares of TELUS Corporation (Common Shares) and the ongoing monitoring of and compliance with such restrictions; unanticipated changes to the current copyright regime; and our ability to comply with complex and changing regulation of the healthcare and medical devices industry in the jurisdictions in which we operate, including as an operator of health clinics. The jurisdictions in which we operate, as well as the contracts that we enter into (particularly contracts entered into by TELUS International (Cda) Inc. (TELUS International or TI)), require us to comply with or facilitate our clients’ compliance with numerous, complex and sometimes conflicting legal regimes, both domestically and internationally. See TELUS International’s financial performance which impacts our financial performance below.

•	Competitive environment including: our ability to continue to retain customers through an enhanced customer service experience that is differentiated from our competitors, including through the deployment and operation of evolving network infrastructure; intense competition, including the ability of industry competitors to successfully combine a mix of new service offerings and, in some cases, under one bundled and/or discounted monthly rate, along with their existing services; the success of new products, services and supporting systems, such as home automation, security and Internet of Things (IoT) services for internet-connected devices; continued intense competition across all services among telecommunications companies, cable companies, other communications companies and over-the-top (OTT) services, which, among other things, places pressures on current and future average revenue per subscriber per month (ARPU), cost of acquisition, cost of retention and churn rates for all services, as do market conditions, government actions, customer usage patterns, increased data bucket sizes or flat-rate pricing trends for voice and data, inclusive rate plans for voice and data and availability of Wi-Fi networks for data; consolidation, mergers and acquisitions of industry competitors; subscriber additions, losses and retention volumes; our ability to obtain and offer content on a timely basis across multiple devices on mobile and TV platforms at a reasonable cost as content costs per unit continue to grow; vertical integration in the broadcasting industry resulting in competitors owning broadcast content services, and timely and effective enforcement of related regulatory safeguards; TI’s ability to compete with professional services companies that offer consulting services, information technology companies with digital capabilities, and traditional contact centre and business process outsourcing companies that are expanding their capabilities to offer higher-margin and higher-growth digital services; in our TELUS Health business, our ability to compete with other providers of electronic medical records and pharmacy management products, claims adjudicators, systems integrators and health service providers including those that own a vertically integrated mix of health services delivery, IT solutions and related services, global providers that could achieve expanded Canadian footprints, and in the provision of virtual healthcare services, preventative health services and personal emergency response services; and in our TELUS Agriculture business, our ability to compete with focused software and IoT competitors.

TELUS Corporation – Management’s discussion and analysis – 2022 Q1

•	Technological substitution including: reduced utilization and increased commoditization of traditional fixed voice services (local and long distance) resulting from impacts of OTT applications and mobile substitution; a declining overall market for TV services, including as a result of content piracy and signal theft, a rise in OTT direct-to-consumer video offerings and virtual multichannel video programming distribution platforms; the increasing number of households that have only mobile and/or internet-based telephone services; potential decline in ARPU as a result of, among other factors, substitution by messaging and OTT applications; substitution by increasingly available Wi-Fi services; and disruptive technologies, such as OTT IP services, including software-defined networks in the business market, that may displace or cause us to reprice our existing data services, and self-installed technology solutions.

•	Challenges to our ability to deploy technology including: high subscriber demand for data that challenges wireless networks and spectrum capacity levels and may be accompanied by increases in delivery cost; our reliance on information technology and our ability to streamline our legacy systems; the roll-out, anticipated benefits and efficiencies, and the evolution of wireless broadband technologies and systems, including video distribution platforms and telecommunications network technologies (broadband initiatives, such as fibre-to-the-premises (FTTP), wireless small-cell deployment, 5G wireless and availability of resources and our ability to build out adequate broadband capacity); our reliance on wireless network access agreements, which have facilitated our deployment of mobile technologies; our choice of suppliers and those suppliers’ ability to maintain and service their product lines, which could affect the success of upgrades to, and evolution of, technology that we offer; supplier limitations and concentration and market power for products such as network equipment, TELUS TV® and mobile handsets; our expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data, and our ability to utilize spectrum we acquire; deployment and operation of new fixed broadband network technologies at a reasonable cost and the availability and success of new products and services to be rolled out using such network technologies; network reliability and change management; and our deployment of self-learning tools and automation, which may change the way we interact with customers.

•	Capital expenditure levels and potential outlays for spectrum licences in auctions or purchases from third parties affect and are affected by: our broadband initiatives, including connecting more homes and businesses directly to fibre; our ongoing deployment of newer mobile technologies, including wireless small cells to improve coverage and capacity; investments in network resiliency and reliability, including to address changes in usage resulting from restrictions imposed in response to the COVID-19 pandemic; the allocation of resources to acquisitions and future spectrum auctions held by Innovation, Science and Economic Development Canada (ISED), including the announcement of a second consultation on the auctioning of the 3800 MHz spectrum, which the Minister of Innovation, Science and Industry stated is expected to take place in 2023, and the millimetre wave spectrum auction, which is expected to commence in 2024. Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results or by changes to our regulatory environment.

•	Operational performance and business combination risks including: our reliance on legacy systems and our ability to implement and support new products and services and business operations in a timely manner; our ability to manage the requirements of large enterprise deals; our ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations (such as our ability in a timely manner to successfully complete and integrate acquisitions into our operations and culture, complete divestitures or establish partnerships and realize expected strategic benefits, including those following compliance with any regulatory orders); our ability to identify and manage new risks inherent in new service offerings that we may provide, including as a result of acquisitions, which could result in damage to our brand, our business in the relevant area or as a whole, and additional exposure to litigation or regulatory proceedings; and our ability to effectively manage the growth of our infrastructure and integrate new team members.

•	Data protection including risks that malfunctions or unlawful acts could result in unauthorized access to, change, loss, or distribution of data, which may compromise the privacy of individuals and could result in financial loss and harm to our reputation and brand.

•	Security threats including intentional damage, or unauthorized access or attempted access, to our physical assets or our IT systems and networks, or those of our customers or vendors, which could prevent us from providing reliable service or result in unauthorized access to our information or that of our customers.

•	Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other costs, without losing customer service focus or negatively affecting business operations. Examples of these initiatives are: our operating efficiency and effectiveness program to drive improvements in financial results; business integrations; business product simplification; business process automation and outsourcing; offshoring and reorganizations; procurement initiatives; and real estate rationalization.

TELUS Corporation – Management’s discussion and analysis – 2022 Q1

•	Foreign operations and our ability to successfully manage operations in foreign jurisdictions, including managing risks such as currency fluctuations and exposure to various economic, international trade, political and other risks of doing business globally. See also TELUS International’s financial performance which impacts our financial performance.

•	Business continuity events including: our ability to maintain customer service and operate our network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause various degrees of network outages; technical disruptions and infrastructure breakdowns; supply chain disruptions, delays and rising costs, including as a result of government restrictions or trade actions; natural disaster threats; extreme weather events; epidemics; pandemics (including the ongoing COVID-19 pandemic); political instability in certain international locations; information security and privacy breaches, including loss or theft of data; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.

•	TELUS International’s financial performance which impacts our financial performance. Factors that may affect TI’s financial performance are described in TI’s public filings available on SEDAR and EDGAR and may include: intense competition from companies offering similar services; attracting and retaining qualified team members to support its operations; TI’s ability to grow and maintain profitability if changes in technology or if client expectations outpace service offerings and internal tools and processes; TI maintaining its culture as it grows; effects of economic and geopolitical conditions on its clients’ businesses and demand for its services; a significant portion of TI’s revenue being dependent on a limited number of large clients; continued consolidation in many of the verticals in which TI offers services could result in the loss of a client; adverse impacts of the COVID-19 pandemic on TI’s business and financial results; TI’s business being adversely affected if certain independent contractors were classified as employees, and the costs associated with defending, settling or resolving any future lawsuits (including demands for arbitration) relating to the independent contractor classification; TI’s ability to successfully identify, complete, integrate and realize the benefits of acquisitions and manage associated risks; cyberattacks or unauthorized disclosure resulting in access to sensitive or confidential information and data of its clients or their end customers, which could have a negative impact on its reputation and client confidence; TI’s business not developing in ways it currently anticipates due to negative public reaction to offshore outsourcing, proposed legislation or otherwise; ability to meet client expectations regarding its content moderation services being adversely impacted due to factors beyond its control and its content moderation team members suffering adverse emotional or cognitive effects in the course of performing their work; and TI’s short history operating as a separate, publicly traded company. TELUS International’s primary functional and reporting currency is the U.S. dollar and the contribution to our consolidated results of positive results in our digitally-led customer experiences – TELUS International (DLCX) segment may be offset by any strengthening of the Canadian dollar (our reporting currency) compared to the U.S. dollar. The price of the subordinate voting shares of TI (TI Subordinate Voting Shares) may be volatile and is likely to fluctuate due to a number of factors beyond its control, including actual or anticipated changes in profitability; general economic, social or political developments; changes in industry conditions; changes in governance regulation; inflation; low trading volume; the general state of the securities markets; and other material events. TI may choose to publicize targets or provide other guidance regarding its business and it may not achieve such targets. Failure to do so could also result in a reduction in the trading price of the TI Subordinate Voting Shares. A reduction in the trading price of the TI Subordinate Voting Shares due to these or other factors could result in a reduction in the fair value of TI multiple voting shares held by TELUS.

•	Human resource matters including: recruitment, retention and appropriate training in a highly competitive industry (including retention of team members leading recent acquisitions in emerging areas of our business), the level of our employee engagement and impact on engagement or other aspects of our business or any unresolved collective agreements, our ability to maintain our unique culture as we grow, the risk that certain independent contractors in our business could be classified as employees, unanticipated reaction to our COVID-19 vaccine policy or the reopening of our administrative offices and the health of our team.

•	Financing and debt requirements including: our ability to carry out financing activities, refinance our maturing debt, lower our net debt to EBITDA ratio to our objective range given the cash demands of spectrum auctions, and/or our ability to maintain investment grade credit ratings in the range of BBB+ or the equivalent. Our business plans and growth could be negatively affected if existing financing is not sufficient to cover our funding requirements.

•	Lower than planned free cash flow could constrain our ability to invest in operations, reduce leverage or return capital to shareholders, and could affect our ability to sustain our dividend growth program through 2025 and any further dividend growth programs. This program may be affected by factors such as the competitive environment, fluctuations in the Canadian economy or the global economy, our earnings and free cash flow, our levels of capital expenditures and spectrum licence purchases, acquisitions, the management of our capital structure, regulatory decisions and developments, and business continuity events. Quarterly dividend decisions are subject to assessment and determination by our Board of Directors based on our financial position and outlook. Common Shares may be purchased under our normal course issuer bid (NCIB) when and if we consider it opportunistic, based on our financial position and outlook, and the market price of our Common Shares. There can be no assurance that our dividend growth program or our NCIB will be maintained, unchanged and/or completed.

•	Taxation matters including: interpretation of complex domestic and foreign tax laws by the relevant tax authorities that may differ from our interpretations; the timing and character of income and deductions, such as tax depreciation and operating expenses; tax credits or other attributes; changes in tax laws, including tax rates; tax expenses being materially different than anticipated, including the taxability of income and deductibility of tax attributes or retroactive application of new legislation; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and changes to the interpretation of tax laws, including those resulting from changes to applicable accounting standards or the adoption of more aggressive auditing practices by tax authorities, tax reassessments or adverse court decisions impacting the tax payable by us.

TELUS Corporation – Management’s discussion and analysis – 2022 Q1

•	Litigation and legal matters including: our ability to successfully respond to investigations and regulatory proceedings; our ability to defend against existing and potential claims and lawsuits (including intellectual property infringement claims and class actions based on consumer claims, data, privacy or security breaches and secondary market liability), or to negotiate and exercise indemnity rights or other protections in respect of such claims and lawsuits; and the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.

•	Health, safety and the environment including: lost employee work time resulting from illness or injury; public concerns related to radio frequency emissions; environmental issues affecting our business, including climate-related risk (such as extreme weather events and other natural hazards), waste and waste recycling, risks relating to fuel systems on our properties, changing government and public expectations regarding environmental matters and our responses; and challenges associated with epidemics or pandemics, including the COVID-19 pandemic and our response to it, which may add to or accentuate these factors.

•	Economic growth and fluctuations including: the state of the economy in Canada, which may be influenced by economic and other developments outside of Canada, including potential outcomes of yet unknown policies and actions of foreign governments and the ongoing COVID-19 pandemic, as well as public and private sector responses to the pandemic; expectations regarding future interest rates; inflation; unemployment levels; effects of fluctuating oil prices; effects of low business spending (such as reducing investments and cost structure); pension investment returns and factors affecting pension benefit obligations, funding and solvency discount rates; fluctuations in exchange rates of the currencies in the regions in which we operate; sovereign credit ratings and effects on the cost of borrowing; the impact of tariffs on trade between Canada and the United States; and global implications of the dynamics of trade relationships among major world economies.

•	Energy use including: our ability to identify and implement solutions to reduce energy consumption and adopt cleaner sources of energy; our ability to identify and make suitable investments in renewable energy, including in the form of virtual power purchase agreements; our ability to continue to realize significant absolute reductions in energy use and the resulting greenhouse gas (GHG) emissions in our operations (including as a result of programs and initiatives focused on our buildings and network); and other risks associated with achieving our goals to achieve carbon neutrality and reduce our GHG emissions by 2030.

These risks are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in our 2021 annual MD&A. Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect the Company.

Many of these factors are beyond our control or outside of our current expectations or knowledge. Additional risks and uncertainties that are not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations, and are based on our assumptions, as at the date of this document and are subject to change after this date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements.

This cautionary statement qualifies all of the forward-looking statements in this MD&A.

TELUS Corporation – Management’s discussion and analysis – 2022 Q1

Management’s discussion and analysis (MD&A)

May 6, 2022

Contents

Section		Description
1.	Introduction	1.1 Preparation of the MD&A 1.2 The environment in which we operate 1.3 Consolidated highlights
2.	Core business and strategy
3.	Corporate priorities for 2022
4.	Capabilities	4.1 Principal markets addressed and competition 4.2 Operational resources 4.3 Liquidity and capital resources 4.4 Changes in internal control over financial reporting
5.	Discussion of operations

5.1 General

5.2 Summary of consolidated quarterly results and trends

5.3 Consolidated operations

5.4 TELUS technology solutions segment

5.5 Digitally-led customer experiences – TELUS International segment

6.	Changes in financial position
7.	Liquidity and capital resources

7.1 Overview

7.2 Cash provided by operating activities

7.3 Cash used by investing activities

7.4 Cash provided by financing activities

7.5 Liquidity and capital resource measures

7.6 Credit facilities

7.7 Sale of trade receivables

7.8 Credit ratings

7.9 Financial instruments, commitments and contingent liabilities

7.10 Outstanding share information

7.11 Transactions between related parties

8.	Accounting matters	8.1 Critical accounting estimates and judgments 8.2 Accounting policy developments
9.	Update to general trends, outlook and assumptions, and regulatory developments and proceedings	9.1 Communications industry regulatory developments and proceedings
10.	Risks and risk management
11.	Definitions and reconciliations	11.1 Non-GAAP and other specified financial measures 11.2 Operating indicators

Copyright © 2022 TELUS Corporation. All rights reserved. Certain products and services named in this report are trademarks. The symbols TM and ® indicate those owned by TELUS Corporation or its subsidiaries. All other trademarks are the property of their respective owners.

TELUS Corporation – Management’s discussion and analysis – 2022 Q1

1.	Introduction

The forward-looking statements in this section, including, for example, statements relating to the expected impact of the COVID-19 pandemic on our operations and financial condition, are qualified by the Caution regarding forward-looking statements at the beginning of this Management’s discussion and analysis (MD&A).

1.1 Preparation of the MD&A

The following sections are a discussion of our consolidated financial position and financial performance for the three-month period ended March 31, 2022, and should be read together with our March 31, 2022 condensed interim consolidated statements of income and other comprehensive income, statements of financial position, statements of changes in owners’ equity and statements of cash flows, and the related notes (collectively referred to as the interim consolidated financial statements). The generally accepted accounting principles (GAAP) that we use are International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and Canadian GAAP. In this MD&A, the term IFRS refers to these standards. In our discussion, we also use certain non-GAAP and other specified financial measures to evaluate our performance, monitor compliance with debt covenants and manage our capital structure. These measures are defined, qualified and reconciled with their nearest GAAP measures, as required by National Instrument 52-112, Non-GAAP and Other Financial Measures Disclosure, in Section 11.1. All currency amounts are in Canadian dollars, unless otherwise specified.

Additional information relating to the Company, including our annual information form and other filings with securities commissions or similar regulatory authorities in Canada, is available on SEDAR (sedar.com). Our information filed with or furnished to the Securities and Exchange Commission in the United States, including Form 40-F, are available on EDGAR (sec.gov). Additional information about our TELUS International (Cda) Inc. (TELUS International or TI) subsidiary, including discussion of its business and results, can be found in its public filings available on SEDAR and EDGAR.

Our disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. This MD&A and the interim consolidated financial statements were reviewed by our Audit Committee and authorized by our Board of Directors (Board) for issuance on May 6, 2022.

In this MD&A, unless otherwise indicated, results for the first quarter of 2022 (three-month period ended March 31, 2022) are compared with results for the first quarter of 2021 (three-month period ended March 31, 2021).

1.2 The environment in which we operate

The success of our business and the challenges we face can best be understood with reference to the environment in which we operate, including broader economic factors that affect our customers and us, and the competitive nature of our operations.

COVID-19

The COVID-19 pandemic, which emerged in the first quarter of 2020, continued to have a pervasive global impact into 2022. Since the beginning of the pandemic, we have focused relentlessly on keeping Canadians connected and on the health, safety and well-being of our team members, customers and communities. Our Executive Team continues to be guided by advice from our Emergency Management Operating Committee (EMOC) and the TELUS Medical Advisory Council (MAC).

We expect the pandemic to continue to affect our operations until at least 2023. Whether this occurs will depend on both domestic and international factors, including rates of vaccination and the potential proliferation of COVID-19 variants of concern. In April 2022, the Chief Public Health Officer of Canada declared that the sixth wave of the pandemic was underway in Canada.

We are committed to prioritizing the health and safety of team members and customers and the significant majority of team members have continued to work remotely during the pandemic. In April 2022, we reopened our Canadian administrative offices on a voluntary basis.

With respect to TELUS International’s operations, the intent is for team members to return to traditional work environments in offices when it has been deemed safe to do so by local governments and healthcare officials. However, this varies significantly by geography and each region’s vaccination progress.

TELUS Corporation – Management’s discussion and analysis – 2022 Q1

Economic estimates

Our estimates regarding our environment, including economic growth, unemployment and housing starts, form an important part of the assumptions on which our targets are based. The extent of the impact these estimates will have on us and the timing of that impact will depend upon the actual experience of specific sectors of the Canadian economy.

	Economic growth			Unemployment			Housing starts
	(Percentage points)			(Percentage points)			(000s of units)
	Estimated gross domestic product (GDP) growth rate		Our estimated GDP growth rates[1]	Unemployment rates		Our estimated annual unemployment rates[1]	Seasonally adjusted annual rate of housing starts[2]		Our estimated annual rate of housing starts on an unadjusted basis[1]
				For the month of			For the month of
				March	March		March	March
	2022		2022	2022[3]	2021[3]	2022	2022	2021	2022
Canada	4.2	[4]	3.9	5.3	7.5	5.4	246	335	240
B.C.	4.0	[5]	4.1	5.1	6.9	4.8	33	71	40
Alberta	5.4	[5]	5.1	6.5	9.1	6.4	32	29	32
Ontario	3.7	[5]	3.8	5.3	7.5	5.8	88	131	87
Quebec	2.7	[5]	3.1	4.1	6.4	4.4	70	84	59

[1]	Assumptions are as of April 14, 2022 and are based on a composite of estimates from Canadian banks and other sources.
[2]	Source: Statistics Canada. Table 34-10-0158-01 Canada Mortgage and Housing Corporation, housing starts, all areas, Canada and provinces, seasonally adjusted at annual rates, monthly (x 1,000).
[3]	Source: Statistics Canada Labour Force Survey, March 2022 and March 2021, respectively.
[4]	Source: Bank of Canada Monetary Policy Report, April 2022.
[5]	Source: British Columbia Ministry of Finance, Budget and fiscal plan, 2022/23 – 2024/25, February 22, 2022; Alberta Ministry of Treasury Board and Finance, 2022 – 25 Fiscal Plan, February 24, 2022; Ontario Ministry of Finance, 2022 Ontario Budget: Ontario’s Plan to Build, April 28, 2022; and Ministère des Finances du Quebec, Budget 2022 – 2023, March 2022, respectively.

Digitally-led customer experiences – TELUS International (DLCX)

Technology is transforming the way businesses interact with their customers at an accelerating pace and scale and, across industries, customer experience has become a critically important competitive differentiator. DLCX clients and their customers have more information and more choices than ever before and their expectations surrounding brand experiences and the speed at which companies must process and respond to customer interactions are changing rapidly. The proliferation of mobile devices, social media platforms and other methods of digital interaction has enabled customers to access information 24/7 and engage with companies through multiple digital channels. The COVID-19 pandemic has further accelerated the use of digital channels as the first, and sometimes only, points of customer interaction. Customers value a consistent and personalized experience across channels when interacting with the companies that serve them. Businesses face pressure to engage with their customers across digital and human channels, and seek to do so by combining technology with authentic human experience that is capable of demonstrating a sincere commitment to customer satisfaction.

1.3 Consolidated highlights

Business acquisition

On January 1, 2022, we acquired 100% ownership of Fully Managed Inc. for cash and contingent consideration of approximately $131 million. Fully Managed Inc. provides managed information technology support, technology strategy and network management. This investment was made with a view to growing our end-to-end capabilities to support small and medium-sized business customers.

Long-term debt issue

On February 28, 2022, we announced the successful closing of our second-ever sustainability-linked bond (our inaugural U.S. sustainability-linked bond) issued pursuant to our sustainability-linked bond framework announced on June 14, 2021. The US$900 million of senior unsecured 3.40% U.S. Dollar Sustainability-Linked Notes will mature on May 13, 2032. This bond offering supports our commitment to environmental sustainability by linking financing to the achievement of ambitious environmental, social and governance (ESG) targets. The net proceeds from this offering were used for the repayment of outstanding indebtedness, including the repayment of commercial paper and for other general corporate purposes.

Multi-year dividend growth program

On May 6, 2022, we announced our intention to target ongoing semi-annual dividend increases, with the annual increase in the range of 7 to 10% from 2023 through to the end of 2025. This announcement further extends our dividend program originally announced in May 2011 and extended for three additional years in each of May 2013, May 2016 and May 2019. Dividend decisions will continue to be subject to our Board’s assessment and the determination of our financial situation and outlook on a quarterly basis. There can be no assurance that we will maintain a dividend growth program through 2025. See Section 4.3 Liquidity and capital resources.

TELUS Corporation – Management’s discussion and analysis – 2022 Q1

Consolidated highlights

Three-month periods ended March 31 ($ millions, except footnotes and unless noted otherwise)	2022	2021	Change

Consolidated statements of income
Operating revenues and other income	4,282	4,024	6.4%
Operating income	727	672	8.2%
Income before income taxes	548	465	17.8%
Net income	404	333	21.3%
Net income attributable to Common Shares	385	331	16.3%
Adjusted Net income[1]	414	359	15.3%

Earnings per share (EPS) ($)
Basic EPS	0.28	0.25	12.0%
Adjusted basic EPS[1]	0.30	0.27	11.1%
Diluted EPS	0.28	0.25	12.0%
Dividends declared per Common Share ($)	0.3274	0.3112	5.2%

Basic weighted-average Common Shares outstanding (millions)	1,376	1,298	6.0%
Consolidated statements of cash flows
Cash provided by operating activities	1,135	939	20.9%

Cash used by investing activities	(1,199)	(1,153)	4.0%
Acquisitions	(127)	(137)	(7.3)%
Capital expenditures[2]	(833)	(685)	21.6%

Cash provided by financing activities	115	1,269	(90.9)%
Other highlights
Telecom subscriber connections[3] (thousands)	17,001	16,072	5.8%
Earnings before interest, income taxes, depreciation and amortization[1] (EBITDA)	1,569	1,461	7.4%
EBITDA margin[1] (%)	36.6	36.3	0.3	pts.
Restructuring and other costs	39	41	(4.9)%
Adjusted EBITDA[1]	1,608	1,503	7.0%
Adjusted EBITDA margin[1] (%)	37.6	37.4	0.2	pts.
Free cash flow[1]	415	321	29.3%
Net debt to EBITDA – excluding restructuring and other costs[1] (times)	3.18	3.15	0.03

Notations used in MD&A: n/m – not meaningful; pts. – percentage points.

1	These are non-GAAP and other specified financial measures. See Section 11.1 Non-GAAP and other specified financial measures.
2	Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for, and consequently differ from Cash payments for capital assets, excluding spectrum licences, as reported in the interim consolidated financial statements. Refer to Note 31 of the interim consolidated financial statements for further information.
3	The sum of active mobile phone subscribers, connected device subscribers, internet subscribers, residential voice subscribers, TV subscribers and security subscribers, measured at the end of the respective periods based on information in billing and other source systems. Effective January 1, 2022 on a prospective basis, following an in-depth review of our definition of a subscriber, we adjusted our connected devices subscriber base to remove 34,000 subscribers within a legacy reporting system.

Operating highlights

•	Consolidated Operating revenues and Other income increased by $258 million in the first quarter of 2022.

Service revenues increased by $263 million in the first quarter of 2022. TELUS technology solutions (TTech) service revenue growth of $154 million was driven by higher mobile network revenue; increased internet and data service revenues; growth in agriculture service revenues; and growth in health services revenues. Increased DLCX revenues resulted from organic growth from both expanded services for existing clients and growth from new clients.

Equipment revenues decreased by $29 million in the first quarter of 2022, reflecting lower mobile handset upgrade volumes, partly offset by higher-value smartphones in the sales mix.

Other income increased by $24 million in the first quarter of 2022, largely resulting from the reversal of provisions for contingent consideration related to business acquisitions.

For additional details on Operating revenues and other income, see Section 5.4 TELUS technology solutions segment and Section 5.5 Digitally-led customer experiences – TELUS International segment.

TELUS Corporation – Management’s discussion and analysis – 2022 Q1

•	Operating income increased by $55 million in the first quarter of 2022. This increase was driven by growth in mobile network revenue; growth in internet and data service revenue; and an increased contribution from DLCX. This was partly offset by higher employee benefits expense; higher costs related to scaling our digital capabilities; and lower legacy fixed voice and legacy fixed data services revenues. (See Section 5.3 Consolidated operations for additional details.)

EBITDA, which includes restructuring and other costs and other equity losses related to real estate joint ventures, increased by $108 million in the first quarter of 2022.

Adjusted EBITDA, which excludes restructuring and other costs and other equity losses related to real estate joint ventures, increased by $105 million in the first quarter of 2022, reflecting the factors mentioned in the Operating income discussion above. (See Section 5.3 Consolidated operations for additional details.)

•	Income before income taxes increased by $83 million in the first quarter of 2022 as a result of higher Operating income and lower Financing costs. The decrease in Financing costs in the first quarter of 2022 largely resulted from capitalized long-term debt interest costs in the first quarter of 2022 for 3500 MHz spectrum licences, lower foreign exchange losses and lower employee defined net interest costs. (See Financing costs in Section 5.3.)

•	Income tax expense increased by $12 million in the first quarter of 2022. The effective income tax rate decreased from 28.5 to 26.3% in the first quarter of 2022, primarily due to changes in non-deductible amounts related to TI’s initial public offering (IPO) in the first quarter of 2021 as well as higher non-taxable income in the first quarter of 2022.

•	Net income attributable to Common Shares increased by $54 million in the first quarter of 2022, resulting from the after-tax impacts of higher Operating income and lower Financing costs.

Adjusted Net income excludes the effects of restructuring and other costs and other equity losses related to real estate joint ventures. Adjusted Net income increased by $55 million or 15.3% in the first quarter of 2022.

•	Basic EPS increased by $0.03 or 12.0% in the first quarter of 2022 as a result of the after-tax impacts of higher Operating income and lower Financing costs, which were partially offset by the effect of a higher number of Common Shares outstanding.

Adjusted basic EPS excludes the effects of restructuring and other costs and other equity losses related to real estate joint ventures. Adjusted basic EPS increased by $0.03 or 11.1% in the first quarter of 2022.

•	Dividends declared per Common Share were $0.3274 in the first quarter of 2022, an increase of 5.2% from one year earlier. On May 5, 2022, the Board declared a second quarter dividend of $0.3386 per share on our issued and outstanding Common Shares, payable on July 4, 2022, to shareholders of record at the close of business on June 10, 2022. The second quarter dividend increased by $0.0224 per share or 7.1% from the $0.3162 per share dividend declared one year earlier, consistent with our multi-year dividend growth program described in Section 4.3 Liquidity and capital resources.

•	During the 12-month period ending on March 31, 2022, our total subscriber connections increased by 929,000. This reflected an increase of 4.3% in mobile phone subscribers, 15.4% in connected device subscribers, 6.8% in internet subscribers, 4.0% in TV subscribers and 14.6% in security subscribers, partly offset by a decline of 3.6% in residential voice subscribers. (See Section 5.4 TELUS technology solutions segment for additional details.)

Liquidity and capital resource highlights

•	Cash provided by operating activities increased by $196 million in the first quarter of 2022, primarily driven by lower income taxes paid and growth in EBITDA. (See Section 7.2 Cash provided by operating activities.)

•	Cash used by investing activities increased by $46 million in the first quarter of 2022, largely attributable to greater cash payments for capital assets, excluding spectrum licences. Capital expenditures increased by $148 million in the first quarter of 2022, primarily due to accelerated investments in our 5G network, broadband build, enhanced product development and digitization to increase system capacity and reliability, in addition to the advanced purchase of customer equipment to mitigate supply chain risks and support continued subscriber growth. (See Section 7.3 Cash used by investing activities.)

•	Cash provided by financing activities decreased by $1,154 million in the first quarter of 2022 as we completed an equity issuance in the first quarter of 2021. Additionally, we received net cash proceeds from TI’s IPO in the first quarter of 2021. These factors were partly offset by greater long-term debt issued in the first quarter of 2022. (See Section 7.4 Cash provided by financing activities.)

•	Net debt to EBITDA – excluding restructuring and other costs ratio was 3.18 times at March 31, 2022, up from 3.15 times at March 31, 2021, as the effect of the increase in net debt exceeded the effect of the increase in EBITDA – excluding restructuring and other costs, notwithstanding the COVID-19 pandemic impacts that have reduced EBITDA. As at March 31, 2022, the acquisition of spectrum licences increased the ratio by approximately 0.48 and business acquisitions over the past 12 months increased the ratio by approximately 0.07, while business dispositions over the same period decreased the ratio by approximately 0.26. (See Section 4.3 Liquidity and capital resources and Section 7.5 Liquidity and capital resource measures.)

TELUS Corporation – Management’s discussion and analysis – 2022 Q1

•	Free cash flow increased by $94 million in the first quarter of 2022, primarily driven by lower income taxes paid and higher EBITDA, partly offset by higher capital expenditures. The increase in capital expenditures was announced on March 25, 2021, to advance our fibre build and 5G coverage, which utilized proceeds from our first quarter 2021 equity offering. Our definition of free cash flow, for which there is no industry alignment, is unaffected by accounting standards that do not impact cash, such as IFRS 15 and IFRS 16.

2.	Core business and strategy

Our core business and our strategic imperatives were described in our 2021 annual MD&A.

3.	Corporate priorities for 2022

Our annual corporate priorities are used to advance our long-term strategic imperatives and address near-term opportunities and challenges. The following table provides a discussion of activities and initiatives that relate to our 2022 corporate priorities.

Elevating our customers, communities and social purpose by honouring our brand promise, Let’s make the future friendly™

•      Demonstrating our global support for Ukraine.

•      Throughout the first quarter of 2022 and up to the date of this MD&A, we have enabled almost $4 million in community giving to support the humanitarian response to the Ukraine crisis through cash and in-kind contributions from TELUS, our team members and customers, the TELUS Friendly Future Foundation and TELUS International.

•      We are also offering support for Ukrainians arriving in Canada through connecting newcomers with TELUS in-market offers in partnership with resettlement agencies and charities, as well as providing value-added services such as TELUS Health MyCare, job aids from Windmill Microlending, and workshops from MOSAIC (our national multicultural resource group for team members) and our People & Culture team.

•      We are also providing international support through our TELUS Agriculture teams. In partnership with RefuAid, we are part of the next cohort of organizations in the United Kingdom sponsoring 50 arriving Ukrainians. Through TELUS Agriculture, we are providing employment opportunities, temporarily accommodating displaced families in team member homes, and donating resources and time to support Ukrainians displaced by the conflict.

•      In April 2022, the Commission for Complaints for Telecom-television Services issued its mid-year report for the period August 1, 2021 to January 31, 2022, and TELUS again received the fewest customer complaints among national carriers, while Koodo® again received the fewest complaints among flanker brands. Complaints about TELUS decreased by 16.9% year-over-year.

•      In January 2022, we were named to the Corporate Knights 2021 Global 100 Most Sustainable Corporations in the World for the 10th time since inception of the recognition in 2005.

•      In February 2022, we were named one of Canada’s Top Employers for Young People 2022 by Mediacorp Canada Inc.

•      In March 2022, we were recognized by Brand Finance as the most valuable telecom brand in Canada, with our brand value growing by 23% to more than $10 billion, according to the Brand Finance Canada 100 2022 report.

•      Throughout the first quarter of 2022, we continued to leverage our Connecting for Good® programs to support marginalized individuals and also expanded program eligibility to support those who need it most.

•      We welcomed almost 4,300 new households to our Internet for Good® program this quarter, resulting in almost 116,000 low-income family members, persons with disabilities and youth leaving foster care all benefiting from low-cost internet since the launch of the program in 2016.

•      In January and February 2022, we expanded Internet for Good to provide thousands of low-income seniors in B.C. and Alberta, as well as Quebec (within our ILEC footprint), with the tools and connectivity they need to succeed.

•      We added more than 2,500 youth, seniors and other marginalized Canadians this quarter to our Mobility for Good program, which offers free or subsidized smartphones and mobile phone rate plans to all youth aging out of foster care and to low-income seniors across Canada receiving the guaranteed income supplement. Since we launched the program in 2017, more than 30,000 individuals have benefited.

TELUS Corporation – Management’s discussion and analysis – 2022 Q1

•      To further support the humanitarian crisis in Ukraine, and with the backing of partner organizations supporting newcomers from Ukraine, the Mobility for Good program is providing 2,500 free SIM cards with $100 prepaid vouchers to Ukrainians with financial barriers who are arriving in Canada.

•      Our Tech for Good™ program provided over 375 Canadians with disabilities access to personalized one-on-one assessments, customized recommendations, training and support on mobile devices during the quarter. Up to March 31, 2022, we have provided more than 5,000 Canadians with disabilities with professional assistance to help them independently use or control their mobile device and/or the TELUS Wireless Accessibility Discount.

•      Our Health for Good® mobile health clinics, now serving 22 communities across Canada, supported more than 10,000 patient visits during the quarter. Since the program’s inception, we have provided over 105,000 cumulative primary care visits.

•      Almost 48,000 Canadians participated in virtual TELUS Wise® workshops and events in the first quarter of 2022, bringing our cumulative participation to nearly 500,000 Canadians since the program launched in 2013. In February 2022, the TELUS Wise BE BRAVE #EndBullying virtual event reached close to 30,000 students on Pink Shirt Day.

•      The TELUS Friendly Future Foundation and TELUS Community Boards are directing all 2022 support to charitable initiatives helping youth and marginalized populations. Since the beginning of 2022, the Foundation has granted more than $4.7 million to over 275 charitable organizations. Since its inception in 2018, the Foundation has approved $30 million in cash donations to our communities, supported by the work of our TELUS Community Boards.

•      In the first quarter of 2022, we expanded our community boards in Western Canada. The TELUS Vancouver Community Board expanded to include Vancouver Coastal communities and was renamed to the TELUS Vancouver and Coastal Community Board. The TELUS Thompson Okanagan Community Board expanded to include Dawson Creek, Fort St. John, Prince George, Quesnel and Cranbrook and was renamed to the TELUS Interior and Northern B.C. Community Board. The TELUS Manitoba Community Board expanded to include Saskatchewan and was renamed to the TELUS Manitoba and Saskatchewan Community Board.

•      The TELUS Pollinator Fund for Good™ led a US$8.4 million Series A investment round into Virtual Gurus, a talent-as-a-service platform connecting organizations to virtual assistants from underrepresented communities. Virtual Gurus is led by the visionary Bobbie Racette, who is one of the first Indigenous women to close a Series A investment round in the Canadian technology market.

•      Our renewable energy virtual power purchase agreement (VPPA) with the Brooks I solar facility in Alberta realized production of 3300 MWh in the first quarter of 2022 and our VPPA with the Strathmore solar facility in Alberta realized production of 3500 MWh in March 2022 after beginning commercial operations on March 17, 2022. Two additional VPPAs are pending commercial operations in the second quarter of 2022.

•      In May 2022, we were named the Most Trusted Telecom brand in Canada for the fourth consecutive year by Canadian consumers in the Gustavson Brand Trust Index presented by the Peter B. Gustavson School of Business at the University of Victoria.

Leveraging TELUS’ world-leading technology to drive superior growth across mobile, home and business services

•      According to Ookla’s Speedtest Awards, we won the award for North America’s Fastest Mobile Network for Q3-Q4 2021. Additionally, in Q3-Q4 2021, we were named Canada’s Fastest Mobile Network, the ninth consecutive time we have won this award.

•      In U.K.-based Opensignal’s Mobile Network Experience Canada report released in February 2022, we were recognized as being first for Video Experience, Games Experience, Voice App Experience and Upload Speed Experience, and we tied for first in Download Speed Experience and 4G Coverage Experience. Additionally, in Opensignal’s 5G Experience Report Canada, also released in February 2022, we tied for first in 5G Video Experience, 5G Voice App Experience and 5G Download Speed.

•      In Canada-based Tutela’s report entitled Canada: State of Mobile Experience March 2022, we were awarded the four national awards for Excellent Consistent Quality, Core Consistent Quality, 5G Excellent Consistent Quality and 5G Core Consistent Quality, based on data from September 1, 2021 to February 28, 2022.

•      In January 2022, we announced our multi-year contract with Sandvine, which will enable us to use Sandvine’s application and network intelligence solutions on Google Cloud to further assist us in monitoring and managing expected growth in mobile data and video traffic across our network.

•      In January 2022, we announced a five-year partnership with the University of Ottawa (uOttawa) to transform the campus into a 5G-connected innovation hub. In addition to this collaboration fuelling multidisciplinary research to advance global health and life-saving diagnostics and treatments and cybersecurity, it will also transform uOttawa campuses and enrich the student experience through new curriculums and teaching methods as students participate in cutting-edge research leveraging the power of 5G.

•      In February 2022, we announced that we are partnering with Google Cloud and NXN Digital to make Canadian cities safer, greener and smarter. This strategic alignment combines our leading networks with Google Cloud’s infrastructure and data analytics, and NXN Digital’s smart-city-as-a-service platform, to enable cities and districts of any size to improve the lives of their citizens through initiatives such as controlling traffic signals to reduce congestion and emissions, and utilizing data analytics that create smarter, more efficient city planning.

TELUS Corporation – Management’s discussion and analysis – 2022 Q1

•      In March 2022, together with Samsung Networks, we announced the successful deployment of Canada’s first next-generation Mission Critical Push-to-X (MCPTX) services. Deployed over our leading networks, this new MCPTX solution will equip Canada’s first responders with the information and data they need to more accurately assess emergency situations, improve responsiveness and operational efficiency, and drive better public safety outcomes.

•      In March 2022, we announced that we will be utilizing our Smart Hub technology and leading 5G network to bring fixed wireless internet speeds up to 100 Mbps to nearly 60 rural communities across B.C. and Alberta by the end of the year. Our Smart Hub technology uses a fixed wireless connection that is powered by our 5G network to deliver faster home internet speeds, making this an innovative alternative for customers living in remote communities or areas that are more challenging to serve with a traditional broadband connection.

•      In March 2022, together with the Vector Institute, we announced the launch of the energy optimization system, which uses artificial intelligence (AI) to reduce climate impacts from data centres. This development uses model-based reinforcement learning to fine-tune the heating, ventilation and air conditioning (HVAC) systems across network locations, allowing for energy-efficient temperature control. This new algorithm will be open sourced as a contribution to the energy conservation community to leverage AI to create better outcomes for Canadians and our environment.

Scaling our innovative digital capabilities in TELUS Health and TELUS Agriculture to build assets of consequence

TELUS Health

•      During the ongoing COVID-19 pandemic, TELUS Health MyCare and TELUS Health Virtual Care have benefited from significant adoption. These solutions have helped Canadians stay safe at home and avoid higher-risk environments such as clinics and emergency rooms wherever possible and, in turn, freed up healthcare system capacity to respond to the pandemic. Our two virtual care offerings provide millions of Canadians with the opportunity to seek primary care and mental healthcare, virtually, across the country and also reach Canadians who do not have access to a family doctor or those who seek medical care after-hours.

•      Our LivingWell Companion™ personal emergency response service (PERS) continues to support the health and well-being of seniors across Canada. With COVID-19 disproportionately impacting the elderly, LivingWell Companion helps seniors stay connected to emergency support and offers a remote caregiving solution to those who may be unable to physically support their elderly loved ones. It also includes TELUS Health Companion on Apple Watch (available in English and French across Canada), which is a 24/7 emergency monitoring service provided through TELUS Health’s LivingWell Companion national response service combined with Apple Watch’s Fall Detection capabilities.

•      Throughout the pandemic, the TELUS Healthy Living Network® has been providing Optik TV® customers with informative and compelling content related to COVID-19 prevention and well-being, and helping them to stay active and healthy at home with over 1,400 leading fitness, yoga, nutrition and mental health titles available for free, for rent or to own. It also includes leading mental health content from Calm, providing support to Canadians as they deal with the stresses brought on by the pandemic. We offer free content for all Optik TV and Pik TV® subscribers, as well as additional premium content via our Calm Optik TV theme pack, which includes guided meditations, breathing exercises and Calm’s Sleep Stories (bedtime stories for adults). We are Calm’s only Canadian telecom partner, and the first to bring Calm’s content to a TV service and offer subscriptions through redemptions of TELUS Rewards loyalty points.

•      In January 2022, we officially launched TELUS Health Virtual Pharmacy, a patient-focused service designed to improve medication management by ensuring timely delivery of prescriptions direct to a patient's home, providing unlimited access to virtual pharmacist consults, and offering tools to help manage dosing compliance. This virtual pharmacy service allows users to have unlimited one-on-one video and phone consultations with pharmacists from the comfort of their home, while also providing them with tools to keep track of their family’s medications through the service’s online dashboard.

•      In March 2022, we acquired Sprout Wellness Solutions, a holistic digital health and wellness solution designed to educate, engage and inspire people to improve their health through behaviour change. The solution will be available as part of the TELUS Health suite of services for Canadian employers to empower their employees, through their benefits plan, to live healthier lives.

TELUS Agriculture

•      As part of our efforts to impact the food and consumer goods supply chains to be more resilient and agile, our team has focused efforts on integrating acquisitions that closed in the second half of 2021, aligning synergies across go-to-market and various corporate functions.

•      During the quarter, we released the first version of our agriculture data exchange (ADX) platform, which allows our customers to leverage connections to farm machinery, weather and other data sources utilizing a single sign-on. This securely streamlines customer access and storage of data in our cloud platform.

•      In April 2022, we launched our cold chain platform. This platform offers our customers the ability to identify both high and low temperature extremes, providing a location, time and date of any breaches, which allows customers to reduce impacts to goods based specifically on where there are issues in the supply chain.

Scaling our innovative digital capabilities in TELUS International to build an asset of consequence

•      Earlier in the quarter, TI announced a collaboration with Automation Anywhere, a global leader in robotic process automation (RPA), to simplify the delivery and migration of automation solutions on Google Cloud. As a platinum preferred partner and managed services provider of Automation Anywhere, TI is enabling the end-to-end development of RPA solutions on Google Cloud to improve business tasks with more speed, accuracy, and efficiency.

TELUS Corporation – Management’s discussion and analysis – 2022 Q1

•      TI’s achievements continue to be recognized by clients and in the industry. In the first quarter of 2022, TI was:

•      Ranked a Leader in the NelsonHall 2022 NEAT Assessment for customer experience (CX) operations transformation. Additionally, TI was ranked a Leader across all three of the evaluation’s subcategories for revenue generation, CX improvement and cost optimization.

•      Included on the IAOP Global Outsourcing 100 list for the sixth consecutive year. The list reflects the best outsourcing providers across size and growth, customer references, awards and certifications, programs for innovation and corporate social responsibility.

4.	Capabilities

The forward-looking statements in this section, including statements regarding our dividend growth program and our financial objectives in Section 4.3, are qualified by the Caution regarding forward-looking statements at the beginning of this MD&A.

4.1 Principal markets addressed and competition

For a discussion of our principal markets and an overview of competition, refer to Section 4.1 in our 2021 annual MD&A.

4.2 Operational resources

TELUS technology solutions (TTech)

From mid-2013 through March 31, 2022, we have invested more than $7.2 billion to acquire wireless spectrum licences in spectrum auctions and other private transactions. This has more than doubled our national spectrum holdings in support of our top priority to put customers first.

Mobile data consumption has been increasing rapidly and is expected to continue growing at a fast rate as the industry transitions to 5G, and we have responded by investing to extend our coverage and expand the capacity of our leading network quality to support the additional data consumption and growth in our mobile subscriber base in a geographically diverse country. This includes investments in wireless small cells connected directly to our fibre technology to improve coverage and capacity utilized in our 5G network launch.

As at March 31, 2022, our 4G LTE technology covered 99% of Canada’s population, consistent with March 31, 2021. We have continued to invest in the roll-out of our LTE advanced technology, which covered over 96% of Canada’s population at March 31, 2022, relatively consistent from one year earlier. Furthermore, our 5G network, covered 74% of Canada’s population at March 31, 2022, up from over 28% at March 31, 2021.

We are continuing to invest in our urban and rural communities across B.C., Alberta and Eastern Quebec with commitments to deliver broadband technology capabilities to as many Canadians in these communities as possible, including expanding our fibre footprint by connecting more homes and businesses directly to fibre in these communities. In addition, we have increased broadband internet speeds, expanded our IP TV video-on-demand library and high-definition content, including 4K TV and 4K HDR capabilities, and enhanced the marketing of data products and bundles resulting in improved churn rates. Our fibre technology is also an essential component of our wireless access technology and has enabled our 5G deployment as referenced above. Our home and business security integrates safety and security monitoring with smart devices.

As at March 31, 2022, approximately 2.8 million households and businesses in B.C., Alberta and Eastern Quebec were covered with fibre-optic cable, which provides these premises with immediate access to our fibre-optic technology. This is up from more than 2.5 million households and businesses in the first quarter of 2021.

As at March 31, 2022, approximately 10% of our TV and internet customers within our PureFibre footprint are serviced by copper, down from 11% at December 31, 2021. The majority of the remaining customers are expected to be substantially migrated to TELUS PureFibre® by the end of 2022.

We offer a variety of healthcare solutions and services including virtual care, virtual pharmacy, electronic medical records (EMR), pharmacy management systems, claims management solutions, personal health records, remote patient monitoring, personal emergency response services, mental health support, comprehensive primary care and employee wellness, and curation of health content for Canadians.

Our agriculture solutions include farm management, precision agronomy, feedlot health management, herd management software, application programming interface (API) and application integration services, compliance management, food traceability and quality assurance, data management solutions and software solutions for trade promotion management, optimization and analytics (TPx), retail execution, and analytics capabilities.

TELUS Corporation – Management’s discussion and analysis – 2022 Q1

Digitally-led customer experiences – TELUS International (DLCX)

Our DLCX segment offers services that support the full lifecycle of our clients’ digital transformation journeys. We enable our clients to more quickly embrace next-generation digital technologies to deliver better business outcomes. The solutions and services offered are relevant across multiple markets, including information technology (IT) services for digital transformation of customer experience systems and digital customer experience management.

Our DLCX segment has built an agile delivery model with global scale to support next-generation, digitally-led customer experiences. Substantially all of the delivery locations are connected through a carrier-grade infrastructure backed by cloud technologies, enabling globally distributed and virtualized teams. The interconnectedness of our DLCX teams and ability to seamlessly shift interactions between physical and digital channels enables our DLCX teams to tailor our delivery strategy to clients’ evolving needs.

4.3 Liquidity and capital resources

Capital structure financial policies

Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk.

In our definition of capital, we include Common equity (excluding Accumulated other comprehensive income), non-controlling interests, Long-term debt (including long-term credit facilities, commercial paper backstopped by long-term credit facilities and any hedging assets or liabilities associated with Long-term debt items, net of amounts recognized in Accumulated other comprehensive income), Cash and temporary investments, and Short-term borrowings, including those arising from securitized trade receivables.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our capital structure, we may adjust the amount of dividends paid to holders of Common Shares, purchase Common Shares for cancellation pursuant to normal course issuer bid (NCIB) programs, issue new shares (including Common Shares and TELUS International subordinate voting shares), issue new debt, issue new debt to replace existing debt with different characteristics, and/or increase or decrease the amount of trade receivables sold to an arm’s-length securitization trust.

We monitor capital utilizing a number of measures, including our net debt to EBITDA – excluding restructuring and other costs ratio, coverage ratios and dividend payout ratios. (See definitions in Section 11.1 Non-GAAP and other specified financial measures.)

Financing and capital structure management plans

Report on financing and capital structure management plans

Pay dividends to the holders of the common shares of TELUS Corporation (Common Shares) under our multi-year dividend growth program

•      On May 6, 2022, we announced our intention to target ongoing semi-annual dividend increases, with the annual increase in the range of 7 to 10% from 2023 through to the end of 2025, thereby extending the policy first announced in May 2011. Notwithstanding this target, dividend decisions will continue to be subject to our Board’s assessment and the determination of our financial position and outlook on a quarterly basis. Our long-term Common Share dividend payout ratio guideline is 60 to 75% of free cash flow on a prospective basis. (See Section 7.5 Liquidity and capital resource measures.) There can be no assurance that we will maintain a dividend growth program or that it will be unchanged through 2025. (See Caution regarding forward-looking statements – Lower than planned free cash flow could constrain our ability to invest in operations, reduce leverage or return capital to shareholders, and could affect our ability to sustain our dividend growth program through 2025 and any further dividend growth programs and Section 10.14 Financing, debt and dividends in our 2021 annual MD&A.)

•      On May 5, 2022, the Board elected to declare a second quarter dividend of $0.3386 per share, payable on July 4, 2022, to shareholders of record at the close of business on June 10, 2022. The second quarter dividend for 2022 reflects a cumulative increase of $0.0224 per share or 7.1% from the $0.3162 per share dividend declared one year earlier.

•      Our dividend reinvestment and share purchase (DRISP) plan trustee acquired shares from Treasury for the DRISP plan, rather than acquiring Common Shares in the stock market. We may, at our discretion, offer Common Shares at a discount of up to 5% from the market price under the DRISP. Effective with the dividends paid beginning on October 1, 2019, we offered Common Shares from Treasury at a discount of 2%. During the first quarter of 2022, for the dividends paid on January 4, 2022, our DRISP plan trustee acquired from Treasury approximately 6 million dividend reinvestment Common Shares for $156 million. For the dividends paid on April 1, 2022, the DRISP participation rate, calculated as the DRISP investment of $160 million (including the employee share purchase plan) as a percentage of gross dividends, was approximately 35%.

•      TELUS International currently intends to retain all available funds and any future earnings to support operations and to finance the growth and development of its business.

TELUS Corporation – Management’s discussion and analysis – 2022 Q1

Report on financing and capital structure management plans
Purchase Common Shares • During the three-month period ended March 31, 2021, and up to the date of this MD&A, we did not purchase or cancel any shares pursuant to our NCIB.

Use proceeds from securitized trade receivables (Short-term borrowings), bank facilities and commercial paper as needed, to supplement free cash flow and meet other cash requirements

•      Our issued and outstanding commercial paper was $1.4 billion at March 31, 2022, all of which was denominated in U.S. dollars (US$1.1 billion), compared to $1.9 billion (US$1.5 billion) at December 31, 2021, and $0.9 billion (US$0.7 billion) at March 31, 2021.

•      Net draws due to a syndicate of financial institutions (excluding TELUS Corporation) on the TI credit facility were US$818 million at March 31, 2022, compared to US$854 million at December 31, 2021, and US$939 million at March 31, 2021. The TI credit facility is non-recourse to TELUS Corporation.

•      Proceeds from securitized trade receivables were $100 million at March 31, 2022, unchanged from December 31, 2021 and March 31, 2021.

Maintain compliance with financial objectives

•      Maintain investment grade credit ratings in the range of BBB+ or the equivalent – On May 6, 2022, investment grade credit ratings from the four rating agencies that cover TELUS were in the desired range. (See Section 7.8 Credit ratings.)

•      Net debt to EBITDA – excluding restructuring and other costs ratio of 2.20 to 2.70 times – As measured at March 31, 2022, this ratio was 3.18 times, outside of the objective range, primarily due to the acquisition of spectrum licences as spectrum is our largest indefinite life asset, and the impacts of the COVID-19 pandemic. The net effect of business dispositions and business acquisitions increased the ratio. Given the cash demands of the 2019 600 MHz, the 2021 3500 MHz and upcoming spectrum auctions, as well as the inability to predict impacts of the COVID-19 pandemic, the assessment of the guideline and return to the objective range remains to be determined; however, it is our intent to return to a ratio below 2.70 times in the medium term (following the 2021, and upcoming 2023 and 2024, spectrum auctions), consistent with our long-term strategy. (See Section 7.5 Liquidity and capital resource measures.)

•      Common Share dividend payout ratio of 60 to 75% of free cash flow on a prospective basis – Our objective range is on a prospective basis. The Common Share dividend payout ratio[1] we present in this MD&A is a historical measure utilizing the most recent four quarters of dividends declared, net of dividend reinvestment plan effects, and free cash flow, and is disclosed for illustrative purposes in evaluating our target guideline. As at March 31, 2022, the ratio was 129%, outside of the objective range, primarily due to: (i) our planned accelerated capital expenditures program to support our broadband capital investments, the build-out of our TELUS PureFibre infrastructure and the acceleration of our 5G network roll-out; and (ii) the fiscal 2021 impact of the pandemic. Excluding the effects of our accelerated capital expenditures program of $908 million, as at March 31, 2022, the ratio was 63%. (See Section 7.5 Liquidity and capital resource measures.)

•      Generally maintain a minimum of $1 billion in available liquidity – As at March 31, 2022, our available liquidity[1] was over $2.6 billion. (See Section 7.6 Credit facilities and Liquidity risk in Section 7.9.)

1 These are non-GAAP and other specified financial measures. See Section 11.1 Non-GAAP and other specified financial measures.

4.4 Changes in internal control over financial reporting

For the three-month period ended March 31, 2022, there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

5.	Discussion of operations

This section contains forward-looking statements, including those with respect to mobile phone average revenue per subscriber per month (ARPU) growth, products and services trends regarding loading and retention spending, equipment margins, subscriber growth and various future trends. There can be no assurance that we have accurately identified these trends based on past results or that these trends will continue, in particular given uncertainty with regard to the COVID-19 pandemic and associated economic impacts. See Caution regarding forward-looking statements at the beginning of this MD&A.

5.1 General

Operating segments are components of an entity that engage in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with the other component(s)), the operations of which can be clearly distinguished and for which the operating results, and in particular, Adjusted EBITDA, are regularly reviewed by a chief operating decision-maker to make resource allocation decisions and to assess performance. Segmented information in Note 5 of the interim consolidated financial statements is regularly reported to our Chief Executive Officer (CEO) (our chief operating decision-maker).

TELUS Corporation – Management’s discussion and analysis – 2022 Q1

The TELUS technology solutions (TTech) segment includes: network revenues and equipment sales arising from mobile technologies; data revenues (which include internet protocol; television; hosting, managed information technology and cloud-based services; and home and business security); healthcare software and technology solutions; agriculture services (software, data management and data analytics-driven smart food-chain and consumer goods technologies); voice and other telecommunications services revenues; and equipment sales.

The digitally-led customer experiences – TELUS International (DLCX) segment, which has the U.S. dollar as its primary functional currency, is comprised of digital customer experience and digital-enablement transformation solutions, including artificial intelligence (AI) and content management solutions, provided by TELUS International.

5.2 Summary of consolidated quarterly results and trends

Summary of quarterly results

($ millions, except per share amounts)	2022 Q1	2021 Q4	2021 Q3	2021 Q2	2021 Q1	2020 Q4	2020 Q3	2020 Q2
Operating revenues and other income[1]	4,282	4,872	4,251	4,111	4,024	4,060	3,981	3,728
Operating expenses
Goods and services purchased[2]	1,594	1,882	1,660	1,609	1,548	1,766	1,632	1,458
Employee benefits expense[2]	1,119	1,108	1,095	1,051	1,015	958	959	911
Depreciation and amortization	842	830	804	793	789	789	773	725
Total operating expenses	3,555	3,820	3,559	3,453	3,352	3,513	3,364	3,094
Operating income	727	1,052	692	658	672	547	617	634
Financing costs before long-term debt prepayment premium	179	192	184	203	207	190	187	184
Long-term debt prepayment premium	—	—	10	—	—	—	—	18
Income before income taxes	548	860	498	455	465	357	430	432
Income taxes	144	197	140	111	132	86	109	117
Net income	404	663	358	344	333	271	321	315
Net income attributable to Common Shares	385	644	345	335	331	260	307	290
Net income per Common Share:
Basic earnings per share (EPS)	0.28	0.47	0.25	0.25	0.25	0.20	0.24	0.23
Adjusted basic EPS[3]	0.30	0.23	0.29	0.26	0.27	0.22	0.28	0.25
Diluted EPS	0.28	0.47	0.25	0.25	0.25	0.20	0.24	0.23
Dividends declared per Common Share	0.3274	0.3274	0.3162	0.3162	0.3112	0.3112	0.29125	0.29125
Additional information:
EBITDA	1,569	1,882	1,496	1,451	1,461	1,336	1,390	1,359
Restructuring and other costs	39	44	63	38	41	71	58	70
Other equity losses related to real estate joint ventures	—	1	—	1	1	2	8	3
Gain on disposition of financial solutions business	—	410	—	—	—	—	—	—
Retirement of a provision arising from business acquisition-related written put options within DLCX	—	—	—	—	—	—	—	71
Adjusted EBITDA	1,608	1,517	1,559	1,490	1,503	1,409	1,456	1,361
Cash provided by operating activities	1,135	896	1,309	1,244	939	1,033	902	1,462
Free cash flow	415	43	203	210	321	218	161	511

1	In the fourth quarter of 2021, we recorded a gain on disposition of our financial solutions business of $410 million.
2	Goods and services purchased and Employee benefits expense amounts include restructuring and other costs.
3	See Section 11.1 Non-GAAP and other specified financial measures.

Trends

COVID-19 was characterized as a pandemic in March 2020 and has had significant impacts on our business. The pandemic prevents us, our customers and our suppliers from operating in traditional manners of business in certain areas. While we expect the pandemic to continue to affect our operations until at least 2023, we have adapted, and continue to adapt, to future modes of operating.

TELUS Corporation – Management’s discussion and analysis – 2022 Q1

The trend of year-over-year increases in consolidated revenue reflects TTech growth, including: (i) mobile network revenue generated from growth in our subscriber base, as well as the acceleration of Internet of Things (IoT) connections, largely offset by COVID-19 pandemic impacts, such as lower roaming revenue related to travel behaviours; (ii) fixed data services growth across consumer and business lines in internet revenues, TV revenues, home and business security revenues, and other advanced application offerings; (iii) certain health revenues, including health benefits management, collaborative health records, pharmacy management and virtual pharmacy solutions, as well as our virtual care solutions; and (iv) agriculture services growth driven by our digital solutions and data analytics. Increasing consolidated revenue has been partly offset by moderating equipment revenue growth attributed to changes in customers’ general shopping habits in retail outlets, as well as by suppressed handset upgrade volumes and global chipset constraints in our supply chain. Consolidated revenue has also been impacted by other pandemic impacts, such as the temporary closure of our TELUS Health Care Centres in 2020, which began operating at reduced volume in 2021 and the early part of 2022, and business customers faced with reduced and/or closed operations. Increased internet and data services and TV service revenues are being generated by subscriber growth and higher internet revenue per customer. There has also been increased customer adoption of our home and business security services and we have been successfully bundling mobility and home services. Other income in the fourth quarter of 2021 includes a gain on disposition of our financial solutions business of $410 million. For additional information on mobile and fixed revenue and subscriber trends, see Section 5.4 TELUS technology solutions segment.

Year-over-year increases in consolidated revenue also reflect growth in DLCX revenue from a combination of business acquisitions, including Competence Call Center (CCC) on January 31, 2020, which was subsequently rebranded as TELUS International Northern Europe or TINE and comprises substantially of CCC, and Lionbridge AI on December 31, 2020, which was subsequently rebranded as TELUS International AI Data Solutions (TIAI), as well as organic external customer growth.

The trend of year-over-year increases in Goods and services purchased reflects increased expenses to support growth in our DLCX business, our subscriber base and business acquisitions; increased fixed data product costs of sales associated with a growing subscriber base; and higher operating costs associated with growth related to scaling our health offerings, agriculture services and our digital capabilities. TIAI utilizes contracted labour in servicing its customers as compared to solely utilizing employees, and these contracted services have contributed to year-over-year increases in Goods and services purchased throughout 2021.

The trend of year-over-year increases in net Employee benefits expense reflects increases in the number of employees related to business acquisitions, including those supporting the growth of DLCX revenue, health offerings, agriculture offerings and our other complementary businesses. This was partly offset by moderating salaries expense resulting from reductions in the number of full-time equivalent (FTE) domestic employees, excluding business acquisitions, related in part to absorbed vacancies as we continued to digitize our customer experience. We experienced year-over-year increases in net Employee benefits expense in 2021 related to merit-based compensation increases, including an April 2021 compensation program increase.

The trend of year-over-year increases in Depreciation and amortization reflects increases related to capital assets acquired in business acquisitions; growth in capital assets in support of the expansion of our broadband footprint, including our generational investment to connect homes and businesses to TELUS PureFibre and 5G technology coverage; and growth in internet, TV and security subscriber loading. The investments in our fibre-optic technology also support our technology strategy to improve coverage and capacity, including the ongoing build-out of our 5G network.

The trend of general year-over-year increases in Financing costs reflects an increase in long-term debt outstanding, mainly associated with our investments in spectrum, fibre and mobile technology, as well as business acquisitions. Financing costs include a long-term debt prepayment premium of $10 million in the third quarter of 2021 and $18 million in the second quarter of 2020. Moreover, Financing costs are net of capitalized interest related to spectrum licences acquired during the 600 MHz spectrum auction, which we commenced deploying into our existing network in 2021, and during the 3500 MHz spectrum auction. Financing costs also include Interest accretion on provisions (asset retirement obligations and written put options) and Employee defined benefit plans net interest. Additionally, for the eight periods shown, Financing costs include varying amounts of foreign exchange gains or losses and varying amounts of interest income.

The trend in Net income reflects the items noted above, as well as non-cash adjustments arising from substantively enacted changes in income tax and adjustments recognized in the current periods for income taxes of prior periods. Historically, the trend in basic EPS has reflected trends in Net income. For further discussion of trends, see Section 5.4 TELUS technology solutions segment and Section 5.5 Digitally-led customer experiences – TELUS International segment.

TELUS Corporation – Management’s discussion and analysis – 2022 Q1

5.3 Consolidated operations

The following is a discussion of our consolidated financial performance. We discuss the performance of our segments in Section 5.4 TELUS technology solutions segment and Section 5.5 Digitally-led customer experiences – TELUS International segment.

Operating revenues

Three-month periods ended March 31 ($ in millions)	2022	2021	Change
Operating revenues
Service	3,765	3,502	7.5%
Equipment	491	520	(5.6)%
Operating revenues (arising from contracts with customers)	4,256	4,022	5.8%
Other income	26	2	n/m
Operating revenues and other income	4,282	4,024	6.4%

Consolidated Operating revenues and other income increased by $258 million in the first quarter of 2022.

•	Service revenues increased by $263 million in the first quarter of 2022. TTech service revenue growth of $154 million was driven by (i) higher mobile network revenues driven by increased roaming revenues and growth in our mobile phone and connected devices subscriber bases; (ii) increased internet and data service revenues driven by higher revenue per customer, internet, security and TV subscriber growth, business acquisitions and expanded services; (iii) growth in agriculture services revenues inclusive of business acquisitions; and (iv) growth in health services revenues, largely driven by organic growth. This was partly offset by continued declines in legacy fixed voice and legacy fixed data services revenues. Growth in DLCX operating revenues resulted from organic growth from both expanded services for existing clients and growth from new clients.

•	Equipment revenues decreased by $29 million in the first quarter of 2022, reflecting lower mobile handset upgrade volumes, partly offset by higher-value smartphones in the sales mix.

•	Other income increased by $24 million in the first quarter of 2022, largely resulting from the reversal of provisions for contingent consideration related to business acquisitions.

Operating expenses

Three-month periods ended March 31 ($ in millions)	2022	2021	Change
Goods and services purchased	1,594	1,548	3.0%
Employee benefits expense	1,119	1,015	10.2%
Depreciation	551	524	5.2%
Amortization of intangible assets	291	265	9.8%
Operating expenses	3,555	3,352	6.1%

Consolidated operating expenses increased by $203 million in the first quarter of 2022.

•	Goods and services purchased increased by $46 million in the first quarter of 2022 mainly due to: (i) organic DLCX business growth; (ii) higher costs associated with business acquisitions, as well as costs associated with scaling our agriculture and health businesses; (iii) higher costs related to the scaling of our digital capabilities, inclusive of increased subscription-based licences; (iv) higher product and service costs supporting growth across our subscriber connections, including TV subscribers; (v) higher non-labour-related restructuring costs; and (vi) higher roaming expenses. These increases were partly offset by (i) lower mobile equipment sales expense due to lower handset upgrade volumes, although this was partly muted by higher-value smartphones in the sales mix; (ii) lower commissions expense associated with an increased mix of digital sales and lower mobile handset upgrade volumes; and (iii) lower advertising and promotional costs.

•	Employee benefits expense increased by $104 million in the first quarter of 2022, largely due to: (i) organic DLCX business growth; (ii) merit-based compensation increases; and (iii) higher compensation and benefit costs resulting from an increase in the number of employees related to business acquisitions. These increases were partly offset by lower share-based compensation in our DLCX segment resulting from mark-to-market adjustments on liability-accounted awards caused by a decrease in the TI share price, as compared to the comparative period, which saw an increase in the TI share price following the initial public offering (IPO), in addition to higher capitalized labour costs.

•	Depreciation increased by $27 million in the first quarter of 2022, primarily due to growth in capital assets over the past 12 months, including our expanded broadband footprint and business acquisitions, as well as asset retirement activity, which generated accelerated depreciation on those assets.

TELUS Corporation – Management’s discussion and analysis – 2022 Q1

•	Amortization of intangible assets increased by $26 million in the first quarter of 2022 arising from business acquisitions and higher expenditures associated with the intangible asset base over the past 12 months.

Operating income

Three-month periods ended March 31 ($ in millions)	2022	2021	Change
TTech EBITDA[1] (See Section 5.4)	1,400	1,336	4.8%
DLCX EBITDA[1] (See Section 5.5)	169	125	35.1%
EBITDA	1,569	1,461	7.4%
Depreciation and amortization (discussed above)	(842)	(789)	6.7%
Operating income (consolidated earnings before interest and income taxes (EBIT))	727	672	8.2%

1	See Section 11.1 Non-GAAP and other specified financial measures.

Operating income increased by $55 million in the first quarter of 2022, while EBITDA increased by $108 million in the first quarter of 2022, reflective of: (i) higher mobile network revenues; (ii) increased internet and data service revenues driven by higher revenue per customer, internet, security, and TV subscriber growth, business acquisitions and expanded services; and (iii) increased contribution from our DLCX business. This was partly offset by: (i) higher employee benefits expense; (ii) higher costs related to the scaling of our digital capabilities, inclusive of increased subscription-based licences; and (iii) lower legacy fixed voice and legacy fixed data services revenues.

Adjusted EBITDA

Three-month periods ended March 31 ($ in millions)	2022	2021	Change
TTech Adjusted EBITDA[1] (See Section 5.4)	1,435	1,365	5.1%
DLCX Adjusted EBITDA[1,2] (See Section 5.5)	173	138	25.3%
Adjusted EBITDA	1,608	1,503	7.0%

1	See Section 11.1 Non-GAAP and other specified financial measures.
2	For certain financial metrics, there are definitional differences between TELUS and TELUS International reporting. These differences largely arise from TELUS International adopting definitions consistent with practice in its industry.

Adjusted EBITDA increased by $105 million or 7.0% in the first quarter of 2022, reflecting the factors mentioned in the Operating income discussion above.

Financing costs

Three-month periods ended March 31 ($ in millions)	2022	2021	Change
Interest on long-term debt, excluding lease liabilities – gross	169	171	(1.2)%
Interest on long-term debt, excluding lease liabilities – capitalized	(15)	—	n/m
Interest on lease liabilities	16	17	(5.9)%
Interest on short-term borrowings and other	4	3	33.3%
Interest accretion on provisions	3	5	(40.0)%
Interest expense	177	196	(9.7)%
Employee defined benefit plans net interest	2	6	(66.7)%
Foreign exchange losses	1	6	(83.3)%
Interest income	(1)	(1)	—%
Financing costs	179	207	(13.5)%

Financing costs decreased by $28 million in the first quarter of 2022, mainly due to the following factors:

•	Interest expense decreased by $19 million in the first quarter of 2022, primarily resulting from capitalized long-term debt interest, excluding lease liabilities, which was in respect of debt incurred for the purchase of spectrum licences during the 3500 MHz spectrum auction held in June to July 2021 by Innovation, Science and Economic Development Canada (ISED).

•	Employee defined benefit plans net interest decreased by $4 million in the first quarter of 2022, primarily due to the change in the defined benefit plan deficit as at December 31, 2021 to $190 million (net of the plan asset ceiling limit of $179 million), compared to the defined benefit plan deficit of $913 million (net of the plan asset ceiling limit of $123 million) one year earlier, partly offset by an increase in the discount rate.

•	Foreign exchange losses changed by $5 million in the first quarter of 2022, primarily reflecting changes in the value of the Canadian dollar relative to the U.S. dollar.

TELUS Corporation – Management’s discussion and analysis – 2022 Q1

Income taxes

Three-month periods ended March 31 ($ in millions, except tax rates)	2022	2021	Change
Income taxes computed at applicable statutory rates (%)	25.5	25.6	(0.1	) pts.
Non-deductible amounts (%)	(0.3)	1.4	(1.7	) pts.
Other (%)	1.1	1.5	(0.4	) pts.
Effective tax rate (%)	26.3	28.5	(2.2	) pts.
Income taxes computed at applicable statutory rates	140	119	17.6%
Non-deductible amounts	(2)	6	(133.3)%
Other	6	7	(14.3)%
Income taxes	144	132	9.1%

Total income tax expense increased by $12 million in the first quarter of 2022. The effective tax rate decreased from 28.5 to 26.3% in the first quarter of 2022, primarily due to changes in non-deductible amounts related to TI’s IPO in the first quarter of 2021 as well as higher non-taxable income in the first quarter of 2022.

Comprehensive income

Three-month periods ended March 31 ($ in millions)	2022	2021	Change
Net income	404	333	21.3%
Other comprehensive income (net of income taxes):
Items that may be subsequently reclassified to income	22	13	69.2%
Items never subsequently reclassified to income	164	674	(75.7)%
Comprehensive income	590	1,020	(42.2)%

Comprehensive income decreased by $430 million, primarily attributable to employee defined benefit plans net re-measurement amounts, partly offset by the increase in Net income. Items that may subsequently be reclassified to income are composed of changes in the unrealized fair value of derivatives designated as cash flow hedges and foreign currency translation adjustments arising from translating financial statements of foreign operations. Items never subsequently reclassified to income are composed of employee defined benefit plans re-measurement amounts and changes in measurement of investment financial assets.

5.4 TELUS technology solutions segment

TTech trends and seasonality

Over the past eight quarters, the COVID-19 pandemic has impacted our business and we are not able to estimate its ultimate duration or the extent of its impact. The pandemic prevents us, our customers and our suppliers from operating in the normal course of business in certain areas, and we expect it to continue to affect our operations until at least 2023. For example, with the uncertainty surrounding COVID-19 variants, global population vaccine uptake, and government and land border restrictions, consumer and business travel levels are uncertain, which impacts roaming revenues. As well, our business customers who use our services have been experiencing, and in some instances continue to experience, reduced and/or closed operations. Additionally, our health services offerings are impacted, as TELUS Health Care Centres were unable to provide their full suite of core services in 2020 and have largely operated at reduced volumes throughout 2021 and the early part 2022. Impacts directly associated with the pandemic, such as the reduction of roaming revenue and health services (including TELUS Health Care Centres and health benefits management offerings) may be temporary in nature and have the potential to return to pre-pandemic levels once the pandemic has subsided or ended.

The historical trend over the past eight quarters in mobile network revenue reflects growth in our mobile phone subscriber base, as well as the acceleration of IoT connections. This is partly offset by declining mobile phone ARPU, primarily due to: (i) the impacts of the COVID-19 pandemic on international travel and international roaming revenues; (ii) carriers offering larger allotments of data, as well as rate plans that include bonus data, unlimited data plans and data sharing; and (iii) consumer behavioural response to more frequent customer data usage notifications and offloading of data traffic to increasingly available Wi-Fi hotspots, including within the home as a result of the pandemic. This decline in growth has been partly offset by an increased mix of higher-value rate plans and an increased proportion of higher-value customers in the subscriber mix. As a result of changing industry dynamics, customers have been able to gain access to higher network speeds and larger allotments of data included for a given price point, further limiting mobile phone ARPU expansion, as customers are continuing to obtain plans with a lower cost per gigabyte.

TELUS Corporation – Management’s discussion and analysis – 2022 Q1

Mobile equipment revenue growth has been moderating, largely due to the impacts of various waves of the pandemic on our retail traffic, in terms of both mandated health restrictions and customer behaviour. Global chipset constraints in our supply chain became more prominent across the industry in the third quarter of 2021 and are expected to continue through 2022. These factors have been partly offset by our digital and other direct fulfilment channels and our efforts to moderate supply constraints by leveraging our certified pre-owned device inventory, Bring-it-Back® device program and device repair businesses, including Mobile Klinik. Over the past eight quarters, an increase of higher-value smartphones in the sales mix and improved collectability of device balances have been offset by a lower volume of new contracts due to: (i) the improving durability and increasing cost of popular devices that result in customers deferring upgrades; (ii) growing adoption of device financing arrangements, which provide transparency of full device costs and result in customers deferring device upgrades; and (iii) most recently, the effects of the pandemic on customers, the industry, global chipset constraints in our supply chain and methods of distribution, and the Canadian economy.

The general trend of year-over-year increases in mobile phone subscriber net additions are attributable to: (i) our low churn rate, which reflects our customers first efforts, upgrade volume programs and focus on building, maintaining and enhancing our high-quality network; (ii) the success of our promotions, including the bundling of our mobility and home services; (iii) the effects of market growth arising from a growing population, changing population demographics and an increasing number of customers with multiple devices; and (iv) continuous improvements in the speed and quality of our network. Additionally, the pandemic has caused customers to change their behaviour, such as reducing travel and making fewer visits to retail outlets, thereby reducing churn.

Our connected device subscriber base has been growing primarily as a result of our expanded IoT offerings, partly offset by our strategic decision to reduce loading of low or negative-margin tablets, as well as the impacts of global semiconductor part shortages and supply constraints resulting in IoT customer loading delays. Our spectrum investments and capital expenditures on network improvements increase capacity and coverage, allowing us to grow revenue through net additions of mobile phone and connected devices subscribers.

Our internet subscriber base has grown as we continued our investments in expanding our fibre-optic infrastructure, supplemented by our low customer churn rate. The total number of TV subscribers has increased (in contrast to market-reported declines in traditional television viewing habits) as a result of healthy net additions in response to our diverse and flexible product offerings, combined with our low customer churn rate. Security subscriber base growth is increasing as a result of organic growth and business acquisitions. Home services growth has also been attributable to the adoption of the TELUS Whole Home bundle and the bundling of our mobility and home services to meet the demand for multiple services per home. Adoption increases our services per home and positively impacts churn for most products, in addition to the effectiveness of our self-install and virtual install models. Residential voice subscriber losses continue to reflect the ongoing trend of substitution to mobile and internet-based services, but are partly mitigated by the success of our bundled service and lower-priced offerings.

The trend of growing fixed data services revenues is due to the continued appetite for faster internet speeds and larger bandwidth, as well as our diverse suite of TV, home and business security, and other advanced application offerings, which are enabled by investments in our fibre-optic footprint. The trend of declining legacy fixed voice revenues is due to technological substitution and intensification of competition in the small and medium-sized business market; however, our rate of decline has been moderating with our utilization of bundled product offerings and successful retention efforts. The migration of business product and service offerings to IP services and the introduction of new competitors have yielded inherently lower margins compared to some legacy business product and service offerings; however, we are continually refining and diversifying our innovative suite of business offerings.

The trend of growth in health service revenues has been propelled by the adoption of our health offerings, including virtual care solutions, collaborative health records, health benefits management and personal health monitoring solutions. In health, we are well positioned to improve the lives and outcomes for Canadians. Our competencies and assets in health, combined with the trend in digitization and automation, position us well to bolster the Canadian healthcare system in a complementary fashion. With our technology heritage, we see the trend moving the healthcare system to improved efficiency and improved outcomes through better insights. We also believe Canadians will have greater control of their healthcare outcomes through the integration of disparate data (better flow of information across the system) and consent-based management. While the pandemic has disrupted the operations of our TELUS Health Care Centres since March 2020, our diversified virtual care offerings continue to grow to meet the healthcare needs of Canadians and drive better health outcomes, including the accelerated adoption of virtual consultations, as reflected in our growing number of virtual care members. Our health benefits management solution is influenced by the number of lives covered and the number of benefit claims, which were disrupted by the pandemic. We expect the demand for these services to increase as the pandemic subsides.

The trend of growth in agriculture services is the result of business acquisitions, expansion of our solutions and organic growth in an effort to meet increasing demand for digital solutions within the agriculture industry. Through our global team and cloud-based solutions, we are able to service our diverse client base, including growers, producers, agronomists, advisors, processors, and retailers by helping them drive more effective and agile decision-making to address changing consumer demands, improve profitability and create a better flow of information across the value chain, thus improving the safety and sustainability of our food system.

TELUS Corporation – Management’s discussion and analysis – 2022 Q1

TTech operating indicators

At March 31	2022	2021	Change
Subscriber connections (thousands):
Mobile phone	9,336	8,954	4.3%
Connected device[1]	2,146	1,859	15.4%
Internet	2,301	2,155	6.8%
TV	1,275	1,226	4.0%
Residential voice	1,113	1,154	(3.6)%
Security	830	724	14.6%
Total telecom subscriber connections[1]	17,001	16,072	5.8%
LTE population coverage[2] (millions)	37.0	37.0	—%
5G population coverage[2] (millions)	27.5	10.6	n/m

Three-month periods ended March 31	2022	2021	Change
Mobile phone gross additions (thousands):	272	270	0.7%
Subscriber connection net additions (losses) (thousands):
Mobile phone	46	31	48.4%
Connected device	46	63	(27.0)%
Internet	30	33	(9.1)%
TV	10	11	(9.1)%
Residential voice	(10)	(10)	—%
Security	26	17	52.9%
Total telecom subscriber connection net additions	148	145	2.1%
Mobile phone ARPU, per month[3] ($)	56.45	56.10	0.6%
Mobile phone churn, per month[4] (%)	0.81	0.89	(0.08	) pts.
Health services (millions)
Healthcare lives covered	21.9	17.5	25.1%
Virtual care members	3.3	2.0	65.0%
Digital health transactions	139.6	133.3	4.7%

1	Effective January 1, 2022 on a prospective basis, following an in-depth review of our definition of a subscriber, we adjusted our connected devices subscriber base to remove 34,000 subscribers within a legacy reporting system.
2	Including network access agreements with other Canadian carriers.
3	This is an other specified financial measure. See Section 11.1 Non-GAAP and other specified financial measures. This is an industry measure useful in assessing operating performance of a mobile products and services company, but is not a measure defined under IFRS-IASB.
4	See Section 11.2 Operating indicators.

•	Mobile phone gross additions were 272,000 in the first quarter of 2022, an increase of 2,000, driven by improvements in retail traffic as pandemic-related restrictions had lessened when compared to the prior year, as well as our successful promotions, including the bundling of mobility and home services.

•	Our mobile phone churn rate was 0.81% in the first quarter of 2022, compared to 0.89% in the first quarter of 2021, reflecting the overall continued focus on customer retention through increased family discount and bundling efforts, and changes in customer preferences to hold onto devices for longer periods of time. Churn continues to benefit from our successful bundling of mobility and home services, our focus on executing customers first initiatives and upgrade volume programs, and our leading network quality.

•	Mobile phone net additions were 46,000 in the first quarter of 2022, an increase of 15,000, bolstered by consistently low customer churn as described above, particularly among high-value customers, while also realizing improvements driven by increased retail traffic compared to the prior year.

•	Mobile phone ARPU was $56.45 in the first quarter of 2022, an increase of $0.35 or 0.6%, largely due to roaming improvements as a result of increased international travel volumes, albeit still below our pre-pandemic baseline. This was partially offset by the impact of the competitive environment putting pressure on base rate plan prices in the current and prior periods, lower chargeable usage revenues as customers continue to adopt larger data allotments in their rate plans, in addition to offering higher family discount and bundling credits to our customers which helps us drive lower churn and results in greater lifetime value.

•	Connected device net additions were 46,000 in the first quarter of 2022, a decrease of 17,000, largely due to churn from a rationalization with a large customer, as well as IoT customer loading delays stemming from global semiconductor part shortages and supply constraints impacting the industry.

•	Internet net additions were 30,000 in the first quarter of 2022, a decrease of 3,000, due to modestly higher churn compared to relatively low churn rates earlier in the pandemic. This more than offset our success in driving strong gross additions through bundled product offerings, including the TELUS Whole Home bundle and our bundling of mobility and home services.

TELUS Corporation – Management’s discussion and analysis – 2022 Q1

•	TV net additions were 10,000 in the first quarter of 2022, a decrease of 1,000, mainly due to modestly higher churn compared to relatively low churn rates earlier in the pandemic, offset by strong loading in the business market.

•	Residential voice net losses were 10,000 in the first quarter of 2022, unchanged compared to residential voice net losses of 10,000 in the first quarter of 2021. The residential voice subscriber losses continue to reflect the trend of substitution to mobile and internet-based services, mostly mitigated by our expanding fibre footprint and bundled product offerings, as well as our strong retention efforts, including lower-priced offerings.

•	Security net additions were 26,000 in the first quarter of 2022, an increase of 9,000, driven by strong growth in new connections through demand for our bundled product offerings and diverse suite of products and services. Our continued focus on connecting more homes and businesses directly to fibre, expanding and enhancing our addressable high-speed internet and Optik TV footprint, and bundling these services together, contributed to combined internet, TV and security subscriber growth of 301,000 over the past 12 months.

•	Healthcare lives covered were 21.9 million as of the end of the first quarter of 2022, an increase of 4.4 million over the past 12 months, mainly due to the continued demand for virtual solutions, an increase in value-added services including vaccination solutions, and an increase in coverage related to elective health services.

•	Virtual care members were 3.3 million as of the end of the first quarter of 2022, an increase of 1.3 million over the past 12 months, due to the continued adoption of virtual solutions to keep Canadians safely connected to health and wellness care during the pandemic.

•	Digital health transactions were 139.6 million in the first quarter of 2022, an increase of 6.3 million, largely driven by higher adjudication and collaborative health transactions as plan members resume the utilization of elective health services with pandemic restrictions easing.

Operating revenues and other income – TTech segment
Three-month periods ended March 31 ($ in millions)	2022	2021	Change
Mobile network revenue	1,577	1,503	4.9%
Mobile equipment and other service revenues	440	473	(7.0)%
Fixed data services[1]	1,057	1,005	5.2%
Fixed voice services	200	214	(6.5)%
Fixed equipment and other service revenues	113	107	5.6%
Health services	140	123	13.8%
Agriculture services	85	62	37.1%
Operating revenues (arising from contracts with customers)	3,612	3,487	3.6%
Other income	26	2	n/m
External Operating revenues and other income	3,638	3,489	4.3%
Intersegment revenues	4	5	(20.0)%
TTech Operating revenues and other income	3,642	3,494	4.2%

1	Excludes health services and agriculture services.

TTech Operating revenues and other income increased by $148 million in the first quarter of 2022.

Mobile network revenue increased by $74 million or 4.9% in the first quarter of 2022, due to growth in the mobile phones and connected device subscriber base over the past 12 months, in addition to higher mobile phone ARPU, as described above.

Mobile equipment and other service revenues decreased by $33 million in the first quarter of 2022, largely due to lower mobile handset upgrade volumes as a result of changes in customer preferences to hold onto devices for longer periods of time, as discussed above. This is partly offset by the impact of higher-value smartphones in the sales mix.

Fixed data services revenues increased by $52 million in the first quarter of 2022 across consumer and business lines. The increase was driven by: (i) increased internet and data service revenues, reflecting higher revenue per customer resulting from internet speed upgrades, larger allotted data internet rate plans and rate changes, in addition to a 6.8% increase in our internet subscribers over the past 12 months; (ii) increased revenues from home and business security driven by expanded services and customer growth of 14.6% over the past 12 months; and (iii) higher TV revenues, reflecting subscriber growth of 4.0% over the past 12 months, partly offset by an increased mix of customers selecting smaller TV combination packages and technological substitution. This growth was partially offset by the impact of the fourth quarter 2021 disposition of our financial solutions business and the ongoing decline in legacy data service revenues.

TELUS Corporation – Management’s discussion and analysis – 2022 Q1

Fixed voice services revenues decreased by $14 million in the first quarter of 2022, reflecting the ongoing decline in legacy voice revenues resulting from technological substitution and price plan changes. Declines were partly mitigated by the success of our bundled product offerings, retention efforts and the migration from legacy to IP services offerings.

Fixed equipment and other service revenues increased by $6 million in the first quarter of 2022, reflecting higher sales volume and lower discounts on business and consumer premise equipment.

Health services revenues increased by $17 million in the first quarter of 2022, driven by: (i) higher adoption of our virtual pharmacy solutions, inclusive of organic growth and business acquisitions; (ii) growth in health benefits management services with plan members resuming the use of elective health services; (iii) higher revenues from the continued adoption of our virtual care solutions; (iv) growth in our LivingWell Companion subscriber base; and (v) growth in collaborative health records adoption.

Agriculture services revenues increased by $23 million in the first quarter of 2022, largely reflecting the impacts of business acquisitions, particularly with increased revenues from SaaS-based revenue management software for consumer goods manufacturers, in addition to organic contributions from increased animal agriculture pharmacy and research revenues. Our agriculture revenues are largely earned in U.S. dollars, and in the first quarter of 2022 compared to the first quarter of 2021, the Canadian dollar remained steady against to the U.S. dollar

Other income increased by $24 million in the first quarter of 2022, largely resulting from the reversal of provisions for contingent consideration related to business acquisitions.

Intersegment revenues represent services provided to the DLCX segment that are eliminated upon consolidation, together with the associated DLCX expenses.

Direct contribution – TTech segment

	Mobile products and services[1]			Fixed products and services[1,2]			Total TTech
Three-month periods ended
March 31 ($ in millions)	2022	2021	Change	2022	2021	Change	2022	2021	Change
REVENUES
Service	1,600	1,526	4.8%	1,521	1,441	5.6%	3,121	2,967	5.2%
Equipment	417	452	(7.7)%	74	68	8.8%	491	520	(5.6)%
Operating revenues (arising from contracts with customers)	2,017	1,978	2.0%	1,595	1,509	5.7%	3,612	3,487	3.6%
EXPENSES
Direct expenses	593	632	(6.2)%	461	427	8.0%	1,054	1,059	(0.5)%
Direct contribution	1,424	1,346	5.8%	1,134	1,082	4.8%	2,558	2,428	5.4%

1	Includes health services.
2	Includes agriculture services.

The direct expenses included in the direct contribution calculations in the preceding table represent a component of the Goods and services purchased and Employee benefits expense totals included in the table below and have been calculated in accordance with the accounting policies used to prepare the totals presented in the financial statements. TTech direct contribution increased by $130 million or 5.4% in the first quarter of 2022.

TTech mobile products and services direct contribution increased by $78 million or 5.8% in the first quarter of 2022, largely due to higher network revenues and higher equipment margins.

TTech fixed products and services direct contribution increased by $52 million or 4.8% in the first quarter of 2022, due to growth in margins for internet and data, health and agriculture services. This was partly offset by declining legacy data and legacy voice margins.

Operating expenses – TTech segment

Three-month periods ended March 31 ($ in millions)	2022	2021	Change
Goods and services purchased[1]	1,561	1,533	1.8%
Employee benefits expense[1]	681	625	9.0%
TTech operating expenses	2,242	2,158	3.9%

1	Includes restructuring and other costs.

TTech operating expenses increased by $84 million in the first quarter of 2022.

TELUS Corporation – Management’s discussion and analysis – 2022 Q1

Goods and services purchased increased by $28 million in the first quarter of 2022, reflecting: (i) higher costs related to business acquisitions, as well as costs associated with scaling our agriculture and health businesses; (ii) higher costs related to the scaling of our digital capabilities, inclusive of increased subscription-based licences; (iii) higher product and service costs in support of our growing subscriber connections, including TV subscribers; (iv) higher non-labour-related restructuring costs; and (v) higher roaming expenses. These factors were partly offset by: (i) lower mobile equipment sales expense due to lower handset upgrade volumes, although this was partly muted by higher value mobile devices in the sales mix; (ii) lower commissions expense associated with an increased mix of digital sales and lower mobile handset upgrade volumes; and (iii) lower advertising and promotional costs.

Employee benefits expense increased by $56 million in the first quarter of 2022, primarily due to merit-based compensation increases, as well as higher compensation and benefits costs resulting from an increase in the number of employees related to business acquisitions. These increases were partly offset by higher capitalized labour costs.

EBITDA – TTech segment

Three-month periods ended March 31 ($ in millions, except margins)	2022	2021	Change
EBITDA	1,400	1,336	4.8%
Add restructuring and other costs included in EBITDA	35	28	n/m
Add other equity losses related to real estate joint ventures	—	1	n/m
Adjusted EBITDA	1,435	1,365	5.1%
EBITDA margin[1] (%)	38.4	38.3	0.1	pts.
Adjusted EBITDA margin[1] (%)	39.4	39.1	0.3	pts.

1	These are non-GAAP and other specified financial measures. See Section 11.1 Non-GAAP and other specified financial measures.

TTech EBITDA increased by $64 million or 4.8% in the first quarter of 2022. TTech Adjusted EBITDA increased by $70 million or 5.1% in the first quarter of 2022, reflecting an increase in direct contribution. This was partially offset by higher employee benefits expense, higher costs related to the scaling of our digital capabilities, inclusive of increased subscription-based licences, and higher costs related to business acquisitions.

EBIT – TTech segment

Three-month periods ended March 31 ($ in millions)	2022	2021	Change
EBITDA	1,400	1,336	4.8%
Depreciation	(514)	(489)	5.1%
Amortization of intangible assets	(245)	(220)	11.4%
EBIT[1]	641	627	2.2%

1	See Section 11.1 Non-GAAP and other specified financial measures.

TTech EBIT increased by $14 million in the first quarter of 2022. Depreciation and amortization increased in the first quarter of 2022 due to business acquisitions and growth in capital assets over the past 12 months, including our expanded fibre footprint and 5G network roll-out, in addition to accelerated depreciation from asset retirement activity and higher depreciation on right-of-use lease assets.

5.5 Digitally-led customer experiences – TELUS International segment

DLCX trends

Over the past eight quarters, the COVID-19 pandemic has impacted our business and we are not able to estimate its ultimate duration or the extent of its impact. As our service delivery centres are located in multiple geographic regions, the varying degrees of severity and recovery efforts from the pandemic in the countries we operate has required us to evolve our business operations. As of the date of this report, the majority of our team members continue to work remotely, as they have since the onset of the pandemic, and in some cases we have thoughtfully and strategically returned team members to delivery locations. Over the past few quarters, we were able to largely mitigate the negative impact on our financial condition, financial performance and operating cash flows by taking steps to strategically grow our client base and contain costs. The pandemic prevents us and our clients from operating in the normal course of business in certain areas, and we are unable to quantify with precision the impact that the pandemic has had or will have on our revenue. We expect the pandemic to continue to affect our operations into 2023.

The trend over the past eight quarters of increases in DLCX revenue reflects both the growth in our organic customer base, as well as the scale-up of new service programs provided to existing external customers. The higher revenue also includes revenue from internal services provided to the TTech segment, and revenue growth from business acquisitions, including our acquisitions of CCC (since rebranded as TELUS International Northern Europe or TINE and comprised substantially of CCC) on January 31, 2020, and Lionbridge AI on December 31, 2020, which was subsequently rebranded as TELUS International AI Data Solutions (TIAI).

TELUS Corporation – Management’s discussion and analysis – 2022 Q1

Goods and services purchased and Employee benefits expense have increased in correspondence with increases in our team member base as a result of business acquisitions and to service growing volumes from both our existing and new customers (including the expansion of our service offerings), increases in external labour to support the growth in our digital business, increases in our software licensing costs associated with our growing team member base, and increases in administrative expenses to support growth in the overall business and business acquisitions.

Depreciation and amortization have increased due to growth in capital assets, which is supporting the expansion of our sites required to service customer demand and growth in intangible assets recognized in connection with our business acquisitions.

DLCX operating indicators
Three-month periods ended March 31 ($ in millions)	2022	2021	Change
Operating revenues by industry vertical
Tech and games	355	283	25.4%
Communications and media	176	163	8.0%
eCommerce and fintech	98	70	40.0%
Banking, financial services and insurance	44	27	63.0%
Travel and hospitality	22	18	22.2%
Other	64	78	(17.9)%
	759	639	18.8%
Operating revenues by geographic region
Europe	297	266	11.7%
North America	177	146	21.2%
Asia-Pacific	179	132	35.6%
Central America	106	95	11.6%
	759	639	18.8%

Revenue from our tech and games industry vertical increased by $72 million to $355 million in the first quarter of 2022, due to expansion in our TIAI business and continued growth within our existing clients and the addition of new clients. Revenue generated from the eCommerce and fintech industry vertical grew by $28 million to $98 million in the first quarter of 2022, which was primarily attributable to new clients and growth within our existing client base. Revenue generated from the banking, financial services and insurance vertical grew by 63% to $44 million, driven by the addition of a leading global financial institution. These increases were partly offset by the effect of foreign exchange rates.

We serve our clients, who are primarily domiciled in North America, from multiple delivery locations across four geographic regions. In addition, our TIAI clients are largely supported by crowdsourced contractors that are globally dispersed and not limited to the physical locations of our delivery centres. The table above presents the revenue generated in each geographic region, based on the location of our delivery centre or where the services were provided from, for the periods presented.

Operating revenues and other income – DLCX segment

Three-month periods ended March 31 ($ in millions)	2022	2021	Change
Operating revenues (arising from contracts with customers)	644	535	20.4%
Other income	—	—	—%
External Operating revenues and other income	644	535	20.4%
Intersegment revenues	115	104	10.6%
DLCX Operating revenues and other income	759	639	18.8%

DLCX Operating revenues and other income increased by $120 million in the first quarter of 2022.

Our digital and customer experience solutions revenues increased by $109 million in the first quarter of 2022, attributable primarily to our tech and games clients as noted earlier, arising from additional services provided to existing clients, as well as new clients added since the prior year. The growth was partially offset by the strengthening of the U.S. dollar against the European euro, resulting in an unfavourable foreign currency impact on our euro-denominated operating results. In the first quarter of 2022 compared to the first quarter of 2021, the Canadian dollar remained steady against to the U.S. dollar, the primary operating currency of DLCX.

Intersegment revenues represent services provided to the TTech segment, including those from the TELUS master services agreement. Such revenue is eliminated upon consolidation, together with the associated TTech expenses.

TELUS Corporation – Management’s discussion and analysis – 2022 Q1

Operating expenses – DLCX segment

Three-month periods ended March 31 ($ in millions)	2022	2021	Change
Goods and services purchased[1]	152	124	22.6%
Employee benefits expense[1]	438	390	12.3%
DLCX operating expenses	590	514	14.8%

1	Includes restructuring and other costs.

DLCX operating expenses increased by $76 million in the first quarter of 2022.

Goods and services purchased increased by $28 million in the first quarter of 2022 as a result of business growth, which includes higher contractor costs from expansion in the TIAI business.

Employee benefits expense increased by $48 million in the first quarter of 2022 as a result of business growth, which has resulted in a higher team member count coupled with higher salaries and wages. The increase was offset, in part, by lower share-based compensation expense associated with a decrease in the share price of TELUS International during the quarter and the related mark-to-market adjustment on liability-accounted awards, as compared to the increase in the TELUS International share price in the comparative quarter following the IPO (see Note 14(a) of the interim consolidated financial statements for further details).

EBITDA – DLCX segment

Three-month periods ended March 31 ($ in millions, except margins)	2022	2021	Change
EBITDA	169	125	35.1%
Add restructuring and other costs included in EBITDA	4	13	n/m
Adjusted EBITDA[1]	173	138	25.3%
EBITDA margin[2] (%)	22.2	19.5	2.7	pts.
Adjusted EBITDA margin[2] (%)	22.7	21.6	1.1	pts.

1	For certain metrics, there are definitional differences between TELUS and TELUS International reporting. These differences largely arise from TELUS International adopting definitions consistent with practice in its industry.
2	These are non-GAAP and other specified financial measures. See Section 11.1 Non-GAAP and other specified financial measures.

DLCX EBITDA increased by $44 million or 35.1% and DLCX Adjusted EBITDA increased by $35 million or 25.3% in the first quarter of 2022. Adjusted EBITDA margin increased by 1.1 percentage points. The increase in Adjusted EBITDA margin in the first quarter of 2022 was due, in part, to the lower share-based compensation expense resulting from a decrease in the share price of TELUS International and the related mark-to-market adjustment on liability-accounted awards.

EBIT – DLCX segment
Three-month periods ended March 31 ($ in millions)	2022	2021	Change
EBITDA	169	125	35.1%
Depreciation	(37)	(35)	5.7%
Amortization of intangible assets	(46)	(45)	2.2%
EBIT[1]	86	45	91.1%

1	See Section 11.1 Non-GAAP and other specified financial measures.

DLCX EBIT increased by $41 million in the first quarter of 2022 in conjunction with the increase in EBITDA.

TELUS Corporation – Management’s discussion and analysis – 2022 Q1

6.	Changes in financial position

Financial position at:	Mar. 31	Dec. 31
($ millions)	2022	2021	Change	Change includes:
Current assets
Cash and temporary investments, net	774	723	51	See Section 7 Liquidity and capital resources
Accounts receivable	2,486	2,671	(185)	Primarily driven by a decrease in unbilled customer finance receivables from our TELUS Easy Payment® device financing program, and seasonal decreases in customer receivables and sales volumes from our dealer and retail channels, partly offset by an increase in finance receivables from our Bring-It-Back device program
Income and other taxes receivable	188	206	(18)	Instalments to date are less than the expense
Inventories	513	448	65	Increases in average handset costs and volume of handsets
Contract assets	428	443	(15)	Refer to description in non-current contract assets
Prepaid expenses	670	528	142	An increase driven by maintenance contracts, the annual prepayment of statutory employee benefits, and the timing of wireless spectrum licence fees.
Current derivative assets	12	13	(1)	—
Current liabilities
Short-term borrowings	108	114	(6)	See Section 7.7 Sale of trade receivables
Accounts payable and accrued liabilities	3,388	3,705	(317)	A decrease associated with lower capital and operational expenditures, as well as a decrease in payroll and other employee-related liabilities. See Note 23 of the interim consolidated financial statements
Income and other taxes payable	110	104	6	Instalments to date being less than the expense
Dividends payable	450	449	1	—
Advance billings and customer deposits	873	854	19	An increase in advance billings reflecting increased mobile subscriber growth during the period. See Note 24 of the interim consolidated financial statements
Provisions	77	96	(19)	A decrease in employee-related restructuring provisions
Current maturities of long-term debt	2,904	2,927	(23)	A decrease in outstanding commercial paper, partly offset by an increase from a long-term debt reclassification of 3.35% Notes, Series CJ maturing in March 2023
Current derivative liabilities	29	24	5	An increase in the notional amount of U.S. currency hedging items.
Working capital (Current assets subtracting Current liabilities)	(2,868)	(3,241)	373	TELUS normally has a negative working capital position. See Financing and capital structure management plans in Section 4.3 and Note 4(c) of the interim consolidated financial statements.

TELUS Corporation – Management’s discussion and analysis – 2022 Q1

Financial position at:	Mar. 31	Dec. 31
($ millions)	2022	2021	Change	Change includes:
Non-current assets
Property, plant and equipment, net	16,125	15,926	199	See Capital expenditures in Section 7.3 Cash used by investing activities and Depreciation in Section 5.3 Consolidated operations
Intangible assets, net	17,538	17,485	53	See Capital expenditures in Section 7.3 Cash used by investing activities and Amortization of intangible assets in Section 5.3 Consolidated operations
Goodwill, net	7,334	7,281	53	An increase primarily due to the acquisition of Fully Managed Inc., as well as from individually immaterial business acquisitions, offset by the effect of translating TI financial statements into Canadian currency. See Note 18 of the interim consolidated financial statements
Contract assets	237	266	(29)	A decrease driven by lower subsidized devices from the introduction of our TELUS Easy Payment device financing program
Other long-term assets	2,152	2,004	148	An increase in unbilled customer finance receivables, as well as an increase in the asset fair value of derivatives used to manage currency risk from U.S. dollar-denominated debt. See Note 20 of the interim consolidated financial statements.
Non-current liabilities
Provisions	785	774	11	—
Long-term debt	18,415	17,925	490	See Section 7.4 Cash provided by financing activities
Other long-term liabilities	759	907	(148)	A decrease in pension liabilities resulting from the gains arising from financial assumption re-measurements exceeding the combined effects of the pension asset ceiling and the pension plan returns less than the discount rate. See Note 15 of the interim consolidated financial statements
Deferred income taxes	4,155	4,056	99	An increase in temporary differences between the accounting and tax basis of assets and liabilities, as well as an increase in deferred income taxes from business acquisitions
Owners’ equity
Common equity	15,451	15,116	335	See Consolidated statements of changes in owners’ equity in the interim consolidated financial statements
Non-controlling interests	953	943	10	See Consolidated statements of changes in owners’ equity in the interim consolidated financial statements.

7.	Liquidity and capital resources

This section contains forward-looking statements, including those with respect to our TELUS Corporation Common Share (Common Share) dividend payout ratio and net debt to EBITDA – excluding restructuring and other costs ratio. See Caution regarding forward-looking statements at the beginning of this MD&A.

7.1 Overview

Our capital structure financial policies and financing and capital structure management plans are described in Section 4.3.

Cash flows

Three-month periods ended March 31 ($ millions)	2022	2021	Change
Cash provided by operating activities	1,135	939	196
Cash used by investing activities	(1,199)	(1,153)	(46)
Cash provided by financing activities	115	1,269	(1,154)
Increase in Cash and temporary investments, net	51	1,055	(1,004)
Cash and temporary investments, net, beginning of period	723	848	(125)
Cash and temporary investments, net, end of period	774	1,903	(1,129)

TELUS Corporation – Management’s discussion and analysis – 2022 Q1

7.2 Cash provided by operating activities

Analysis of changes in cash provided by operating activities

Three-month periods ended March 31 ($ millions)	2022	2021	Change
Operating revenues and other income (see Section 5.3)	4,282	4,024	258
Goods and services purchased (see Section 5.3)	(1,594)	(1,548)	(46)
Employee benefits expense (see Section 5.3)	(1,119)	(1,015)	(104)
Restructuring and other costs, net of disbursements	(25)	(12)	(13)
Net employee defined benefit plans expense	27	26	1
Employer contributions to employee defined benefit plans	(17)	(16)	(1)
Share-based compensation expense, net of payments	26	35	(9)
Interest paid	(180)	(199)	19
Interest received	1	2	(1)
Income taxes paid, net of recoveries received	(108)	(220)	112
Other operating working capital changes	(158)	(138)	(20)
Cash provided by operating activities	1,135	939	196

Cash provided by operating activities increased by $196 million in the first quarter of 2022.

•	Interest paid decreased by $19 million in the first quarter of 2022, largely due to the timing of our long-term debt coupon payments.

•	Income taxes paid, net of recoveries received, decreased by $112 million, largely related to: (i) final payments made in the first quarter of 2021 related to the prior year; (ii) greater foreign taxes paid in the first quarter of 2021; and (iii) payments made in the first quarter of 2021 with respect to business combinations.

•	For a discussion of Other operating working capital changes, see Section 6 Changes in financial position and Note 31(a) of the interim consolidated financial statements.

7.3 Cash used by investing activities

Analysis of changes in cash used by investing activities

Three-month periods ended March 31 ($ millions)	2022	2021	Change
Cash payments for capital assets, excluding spectrum licences	(1,013)	(750)	(263)
Cash payments for spectrum licences	—	(251)	251
Cash payments for acquisitions, net	(127)	(137)	10
Advances to, and investment in, real estate joint ventures and associates	—	(15)	15
Real estate joint venture receipts	1	1	—
Proceeds on disposition	5	—	5
Investment in portfolio investments and other	(65)	(1)	(64)
Cash used by investing activities	(1,199)	(1,153)	(46)

Cash used by investing activities increased by $46 million in the first quarter of 2022.

•	The increase in Cash payments for capital assets, excluding spectrum licences in the first quarter of 2022 was primarily composed of:

•	An increase in capital expenditures of $148 million (see Capital expenditure measures table and discussion below)

•	Higher capital expenditure payments of $115 million in the first quarter of 2022 with respect to payment timing differences.

•	Cash payments for spectrum licences in the first quarter of 2021 are related to the acquisition of 3500 MHz spectrum licences in the urban cores of Edmonton, Guelph/Kitchener, London, Ottawa and Winnipeg, as well as in East Kootenay and Whistler.

•	In the first quarter of 2022, we made cash payments for the acquisition of Fully Managed Inc. as noted in Section 1.3, as well as other individually immaterial business acquisitions that are complementary to our existing lines of business. This is compared to the first quarter of 2021, where we made cash payments for individually immaterial business acquisitions that were complementary to our existing lines of business.

•	Advances to, and investment in, real estate joint ventures and associates represented a net change of $15 million, predominantly related to advances to real estate joint ventures and investment in associates in the first quarter of 2021 that did not recur in the first quarter of 2022.

•	Investment in portfolio investments and other increased by $64 million largely due to an increase of capital inventory and the investment in strategic portfolio investments.

TELUS Corporation – Management’s discussion and analysis – 2022 Q1

Capital expenditure measures

Three-month periods ended March 31 ($ millions, except capital intensity)	2022	2021	Change
Capital expenditures[1]
TELUS technology solutions (TTech) segment	802	662	21.1%
Digitally-led customer experiences – TELUS International (DLCX) segment	31	23	34.8%
Consolidated	833	685	21.6%
TTech segment capital expenditure intensity[2] (%)	22	19	3	pts.
DLCX segment capital expenditure intensity[2] (%)	4	4	—	pts.
Consolidated capital expenditure intensity[2] (%)	19	17	2	pts.

1	Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for, and therefore differ from Cash payments for capital assets, excluding spectrum licences, as reported in the condensed interim consolidated statements of cash flows. Refer to Note 31 of the interim consolidated financial statements for further information.
2	See Section 11.1 Non-GAAP and other specified financial measures.

Consolidated capital expenditures increased by $148 million in the first quarter of 2022. TTech drove $140 million of the increase in the first quarter of 2022, primarily due to accelerated investments in our 5G network, broadband build, enhanced product development, and digitization to increase system capacity and reliability as announced on March 25, 2021. In addition, we advanced the purchase of customer equipment inventory to mitigate supply chain risks and support continued subscriber growth. This was partly offset by reduced spend resulting from efficiencies in our 4G network. By March 31, 2022, our 5G network covered over 27.5 million Canadians, representing 74% of the population.

On March 25, 2021, we announced that we intended to accelerate $1.5 billon of capital spending in 2021 and 2022, with up to $750 million of accelerated capital in 2021 and the remainder brought forward into 2022. During the first quarter of 2022, $200 million of accelerated capital had been invested. This spend has enabled: (i) acceleration of premises to be connected to our fibre network; (ii) acceleration of our copper-to-fibre migration program; (iii) expansion of our fibre build to a number of additional communities, including many rural and Indigenous communities; (iv) advancement of our 5G network build, which covered 74% of the Canadian population at March 31, 2022; and (v) progress with the implementation of our digital strategy, and enhance products that will bolster both long-term revenue growth and operating expense efficiency.

7.4 Cash provided by financing activities

Analysis of changes in cash provided by financing activities

Three-month periods ended March 31 ($ millions)	2022	2021	Change
Common Shares issued	—	1,300	(1,300)
Dividends paid to holders of Common Shares	(293)	(251)	(42)
Issue (repayment) of short-term borrowings, net	(6)	—	(6)
Long-term debt issued	2,287	975	1,312
Redemptions and repayment of long-term debt	(1,859)	(1,536)	(323)
Shares of subsidiary issued and sold to non-controlling interests, net	—	827	(827)
Other	(14)	(46)	32
Cash provided by financing activities	115	1,269	(1,154)

Cash provided by financing activities decreased by $1,154 million in the first quarter of 2022.

Common Shares issued

Common Shares issued reflect 51 million Common Shares issued at a price of $25.35 per Common Share in the first quarter of 2021.

Dividends paid to holders of Common Shares

Our dividend reinvestment and share purchase (DRISP) plan trustee acquired shares from Treasury for the DRISP plan, rather than acquiring Common Shares in the stock market. Effective with the dividends paid on October 1, 2019, we offered Common Shares from Treasury at a discount of 2%. Cash payments for dividends increased by $42 million in the first quarter of 2022, which reflected higher dividend rates under our dividend growth program (see Section 4.3) and an increase in the number of shares outstanding. This was partly offset by a higher discounted DRISP issuance. During the first quarter of 2022, our DRISP plan trustee acquired Common Shares for $156 million.

In April 2022, we paid dividends of $290 million to the holders of Common Shares and the trustee acquired dividend reinvestment Common Shares from Treasury for $160 million, totalling $450 million.

TELUS Corporation – Management’s discussion and analysis – 2022 Q1

Long-term debt issued and Redemptions and repayment of long-term debt

In the first quarter of 2022, long-term debt issued increased by $1,312 million, while redemptions and repayment of long-term debt increased by $323 million. These changes were primarily composed of:

•	A net decrease in commercial paper outstanding, including foreign exchange effects, of $486 million to a balance of $1.4 billion (US$1.1 billion) at March 31, 2022, from a balance of $1.9 billion (US$1.5 billion) at December 31, 2021. Our commercial paper program, when utilized, provides low-cost funds and is fully backstopped by the revolving credit facility (see Section 7.6 Credit facilities).

•	A decrease in net draws on the TELUS International (TI) credit facility, including foreign exchange effects, of $53 million. As at March 31, 2022, net draws due to a syndicate of financial institutions (excluding TELUS Corporation) were US$818 million, whereas as at December 31, 2021, net draws were US$854 million. The TI credit facility is non-recourse to TELUS Corporation.

•	The February 28, 2022 issue of US$900 million of our senior unsecured 3.40% U.S. Dollar Sustainability-Linked Notes, due May 13, 2032. The net proceeds were used for the repayment of outstanding indebtedness, including the repayment of commercial paper, and for other general corporate purposes.

The average term to maturity of our long-term debt (excluding commercial paper, the revolving component of the TI credit facility, lease liabilities and other long-term debt) was 12.1 years at March 31, 2022, a decrease from 12.5 years at December 31, 2021 and an increase from 12.0 years at March 31, 2021. Additionally, the weighted average cost of our long-term debt (excluding commercial paper, the revolving component of the TI credit facility, lease liabilities and other long-term debt) was 3.75% at March 31, 2022, an increase from 3.72% at December 31, 2021, and a decrease from 3.80% at March 31, 2021.

Shares of subsidiary issued and sold to non-controlling interests, net

In connection with the TI initial public offering (IPO) in the first quarter of 2021, we received net cash proceeds of $827 million.

Other

We incurred debt issuance costs in connection with the issuance of our senior unsecured 3.40% U.S. Dollar Sustainability-Linked Notes in the first quarter of 2022. This is compared to equity issuance costs in the first quarter of 2021 in connection with our issuance of 51 million Common Shares.

7.5 Liquidity and capital resource measures

Net debt was $21.0 billion at March 31, 2022, an increase of $2.7 billion compared to one year earlier, resulting mainly from an increase in commercial paper outstanding, the second quarter 2021 issuances of $500 million of Series CAE notes and $750 million of Series CAF sustainability-linked notes, the first quarter 2022 issuance of US$900 million sustainability-linked notes as described in Section 7.4, as well as lower Cash and temporary investments. These factors were partially offset by the third quarter 2021 early redemption of Series CT notes, and the repayment upon maturity of Series 3, 10.65% debentures of TELUS Communications Inc. (TCI) in the second quarter of 2021.

Fixed-rate debt as a proportion of total indebtedness, which excludes lease liabilities and other long-term debt, was 90% as at March 31, 2022, down from 91% one year earlier. This was mainly due to: (i) an increase in commercial paper outstanding, which is classified as floating-rate debt in this calculation; (ii) the third quarter 2021 early redemption of Series CT notes; and (iii) the repayment upon maturity of Series 3, 10.65% debentures of TCI in the second quarter of 2021. These factors were partially offset by: (i) the second quarter 2021 issuances of $500 million of Series CAE notes and $750 million of Series CAF sustainability-linked notes; and (ii) the first quarter 2022 issuance of US$900 million sustainability-linked notes as described in Section 7.4; and (iii) a decrease in net draws due to a syndicate of financial institutions (excluding TELUS Corporation) on the TI credit facility, which is non-recourse to TELUS Corporation.

Net debt to EBITDA – excluding restructuring and other costs ratio was 3.18 times, as measured at March 31, 2022, up from 3.15 times one year earlier. Our long-term objective for this measure is within a range of 2.20 to 2.70 times, which we believe is consistent with maintaining investment grade credit ratings in the range of BBB+, or the equivalent, and providing reasonable access to capital. As at March 31, 2022, this ratio remains outside of the long-term objective range resulting from prior issuances of incremental debt, primarily due to the acquisition of spectrum licences as spectrum is our largest indefinite life asset, and business acquisitions, partially offset by growth in EBITDA – excluding restructuring and other costs. EBITDA growth was reduced by COVID-19 pandemic impacts. As at March 31, 2022, the acquisition of spectrum licences increased the ratio by approximately 0.48 and business acquisitions over the past 12 months increased the ratio by approximately 0.07, while business dispositions decreased the ratio by approximately 0.26. Our recent acquisitions of spectrum licences have increased our national spectrum holdings and represent an investment to extend our network capacity to support continuing data consumption growth, as well as growth in our mobile subscriber base. Given the cash demands of the 2019 600 MHz, the 2021 3500 MHz and upcoming spectrum auctions, as well as the inability to predict impacts of the COVID-19 pandemic, the assessment of the guideline and return to the objective range remains to be determined; however, it is our intent to return to a ratio below 2.70 times in the medium term (following the 2021, and upcoming 2023 and 2024, spectrum auctions), consistent with our long-term strategy. While this ratio exceeds our long-term objective range, we are well in compliance with the leverage ratio covenant in our credit facilities, which states that we may not permit our leverage ratio to exceed 4.25 to 1.00 at March 31, 2022 (see Section 7.6 Credit facilities).

TELUS Corporation – Management’s discussion and analysis – 2022 Q1

Liquidity and capital resource measures

As at, or for the 12-month periods ended, March 31	2022	2021	Change
Components of debt and coverage ratios ($ millions)
Long-term debt	21,319	20,852	467
Net debt[1]	20,960	18,230	2,730
Net income	1,769	1,240	529
EBITDA – excluding restructuring and other costs[1]	6,582	5,786	796
Financing costs	768	786	(18)
Net interest cost[1]	764	797	(33)
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (excluding lease liabilities and other long-term debt) (%)	90	91	(1	) pt.
Average term to maturity of long-term debt (excluding commercial paper, the revolving component of the TI credit facility, lease liabilities and other long-term debt) (years)	12.1	12.0	0.1
Weighted average interest rate on long-term debt (excluding commercial paper, the revolving component of the TI credit facility, lease liabilities and other long-term debt) (%)	3.75	3.80	(0.05	) pts.
Net debt to EBITDA – excluding restructuring and other costs[1] (times)	3.18	3.15	0.03
Coverage ratios[1] (times)
Earnings coverage	4.0	3.1	0.9
EBITDA – excluding restructuring and other costs interest coverage	8.6	7.3	1.3
Other measures[1] (%)
Determined using most comparable IFRS-IASB measures
Ratio of Common Share dividends declared to cash provided by operating activities less capital expenditures (excluding spectrum licences)	187	101	86	pts.
Determined using management measures
Common Share dividend payout ratio – net of dividend reinvestment plan effects	129	80	49	pts.

1	See Section 11.1 Non-GAAP and other specified financial measures.

Earnings coverage ratio for the 12-month period ended March 31, 2022 was 4.0 times, up from 3.1 times one year earlier. An increase in income before borrowing costs and income taxes increased the ratio by 0.9.

EBITDA – excluding restructuring and other costs interest coverage ratio for the 12-month period ended March 31, 2022 was 8.6 times, up from 7.3 times one year earlier. Growth in EBITDA – excluding restructuring and other costs increased the ratio by 1.0 and a decrease in net interest costs increased the ratio by 0.3.

Common Share dividend payout ratios: Actual Common Share dividend payout decisions will continue to be subject to our Board’s assessment of our financial position and outlook, as well as our long-term Common Share dividend payout objective range of 60 to 75% of prospective free cash flow. So as to be consistent with the way we manage our business, our Common Share dividend payout ratio is presented as a historical measure calculated as the sum of the most recent four quarters’ dividends declared for Common Shares, as recorded in the financial statements, net of dividend reinvestment plan effects, divided by the sum of the most recent four quarters’ free cash flow amounts for interim reporting periods. For fiscal years, the denominator is annual free cash flow. The historical measure for the 12-month period ended March 31, 2022 is presented for illustrative purposes in evaluating our target guideline. As at March 31, 2022, the ratio was outside of the objective range, primarily due to: (i) our planned accelerated capital expenditures program to support our broadband capital investments, the build-out of our TELUS PureFibre infrastructure and the acceleration of our 5G network roll-out; and (ii) the reduction of EBITDA caused by the pandemic. Excluding the effects of our accelerated capital expenditures program, as at March 31, 2022, the ratio was 63%.

TI intends to retain all available funds and any future earnings to support operations and to finance the growth and development of its business.

7.6 Credit facilities

At March 31, 2022, we had more than $1.3 billion of liquidity available from the TELUS revolving credit facility and $855 million of liquidity available from the TI credit facility with a syndicate of financial institutions (excluding TELUS Corporation). In addition, we had $500 million available under our trade receivables securitization program (see Section 7.7 Sale of trade receivables). We are well within our objective of generally maintaining at least $1 billion of available liquidity.

TELUS Corporation – Management’s discussion and analysis – 2022 Q1

TELUS revolving credit facility

We have a $2.75 billion (or U.S. dollar equivalent) unsecured revolving credit facility with a syndicate of financial institutions, expiring April 6, 2026. The revolving credit facility is used for general corporate purposes, including the backstop of commercial paper, as required.

TELUS revolving credit facility at March 31, 2022

($ millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Revolving credit facility[1]	April 6, 2026	2,750	—	—	(1,414)	1,336

1	Canadian dollars or U.S. dollar equivalent.

Our revolving credit facility contains customary covenants, including a requirement that we not permit our consolidated leverage ratio to exceed 4.25 to 1.00 and that we not permit our consolidated coverage ratio to be less than 2.00 to 1.00 at the end of any financial quarter. As at March 31, 2022, our consolidated leverage ratio was 3.18 to 1.00 and our consolidated coverage ratio was 8.62 to 1.00. These ratios are expected to remain well within the covenants. There are certain minor differences in the calculation of the leverage ratio and coverage ratio under the revolving credit facility, as compared with the calculation of Net debt to EBITDA – excluding restructuring and other costs and EBITDA – excluding restructuring and other costs interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation, if any, of Property, plant and equipment, Intangible assets or Goodwill for accounting purposes. Continued access to our credit facilities is not contingent on maintaining a specific credit rating.

Commercial paper

TELUS Corporation has an unsecured commercial paper program, which is backstopped by our revolving credit facility, enabling us to issue commercial paper up to a maximum aggregate amount at any one time of $1.9 billion equivalent (US$1.5 billion maximum) as at March 31, 2022. Foreign currency forward contracts are used to manage currency risk arising from issuing commercial paper denominated in U.S. dollars. The commercial paper program is to be used for general corporate purposes, including, but not limited to, capital expenditures and investments. Our ability to reasonably access the commercial paper market in the U.S. is dependent on our credit ratings (see Section 7.8 Credit ratings).

TELUS International credit facility

As at March 31, 2022, TELUS International (Cda) Inc. had a credit facility, secured by its assets, expiring on January 28, 2025, with a syndicate of financial institutions, joined in 2020 by TELUS Corporation. The TI credit facility is comprised of US$620 million (TELUS Corporation as an approximately 7.5% lender) and US$230 million (TELUS Corporation as a 12.5% lender) revolving components and amortizing US$600 million (TELUS Corporation as 12.5% lender) and US$250 million term loan components. The TI credit facility is non-recourse to TELUS Corporation. The outstanding revolving components and term loan components had a weighted average interest rate of 2.16% as at March 31, 2022.

The term loan components are subject to an amortization schedule which requires that 5% of the principal advanced be repaid each year of the term of the agreement, with the balance due at maturity and December 22, 2022, for the US$250 million component, respectively.

Other letter of credit facilities

At March 31, 2022, we had $195 million of letters of credit outstanding issued under various uncommitted facilities; such letter of credit facilities are in addition to the ability to provide letters of credit pursuant to our committed bank credit facility. Available liquidity under various uncommitted letters of credit facilities was $114 million at March 31, 2022.

Other long-term debt

Other liabilities bear interest at 3.19%, are secured by the AWS-4 spectrum licences associated with these other liabilities and a real estate holding, and are subject to amortization schedules, so that the principal is repaid over the periods to maturity, the last period ending March 31, 2035.

7.7 Sale of trade receivables

TCI, a wholly owned subsidiary of TELUS, is a party to an agreement with an arm’s-length securitization trust associated with a major Schedule I Canadian bank, under which it is currently able to sell an interest in certain trade receivables for an amount up to a maximum of $600 million. The agreement is in effect until December 31, 2024, and available liquidity was $500 million as at March 31, 2022. (See Note 22 of the interim consolidated financial statements.) Sales of trade receivables in securitization transactions are recognized as collateralized Short-term borrowings and thus do not result in our de-recognition of the trade receivables sold.

TELUS Corporation – Management’s discussion and analysis – 2022 Q1

TCI is required to maintain a credit rating of at least BB by DBRS Ltd. or the securitization trust may require the sale program to be wound down prior to the end of the term. The minimum credit rating was exceeded as of May 6, 2022.

7.8 Credit ratings

There were no changes to our investment grade credit ratings during the first quarter of 2022 or as of May 6, 2022. We believe adherence to most of our stated financial policies (see Section 4.3), coupled with our efforts to maintain a constructive relationship with banks, investors and credit rating agencies, continue to provide reasonable access to capital markets.

7.9 Financial instruments, commitments and contingent liabilities

Financial instruments

Our financial instruments, their accounting classification and the nature of certain risks that they may be subject were described in Section 7.9 in our 2021 annual MD&A.

Liquidity risk

As a component of our capital structure financial policies, discussed in Section 4.3 Liquidity and capital resources, we manage liquidity risk by: maintaining a daily cash pooling process that enables us to manage our available liquidity and our liquidity requirements according to our actual needs; maintaining an agreement to sell trade receivables to an arm’s-length securitization trust; maintaining bilateral bank facilities and syndicated credit facilities; maintaining a commercial paper program; maintaining an in-effect shelf prospectus; continuously monitoring forecast and actual cash flows; and managing maturity profiles of financial assets and financial liabilities.

As at March 31, 2022, TELUS Corporation could offer $1.6 billion of debt or equity securities pursuant to a shelf prospectus that is in effect until June 2023. Subsequent to March 31, 2022, TELUS International filed a shelf prospectus under which an unlimited amount of debt or equity securities could be offered and that is in effect until May 2024.

As at March 31, 2022, we had over $1.3 billion of liquidity available from the TELUS revolving credit facility and $855 million of liquidity available from the TI credit facility with a syndicate of financial institutions (excluding TELUS Corporation) (see Section 7.6 Credit facilities), as well as $500 million available under our trade receivables securitization program (see Section 7.7 Sale of trade receivables). Excluding the TI credit facility and including cash and temporary investments of $774 million, we had available liquidity of more than $2.6 billion at March 31, 2022 (see Section 11.1 Non-GAAP and other specified financial measures). This adheres to our objective of generally maintaining at least $1 billion of available liquidity. We believe that our investment grade credit ratings contribute to reasonable access to capital markets.

Commitments and contingent liabilities

Purchase obligations

As at March 31, 2022, our contractual commitments related to the acquisition of Property, plant and equipment were $497 million through to December 31, 2023, as compared to $574 million over a period ending December 31, 2023 reported as at December 31, 2021. The decrease was primarily attributed to executing on our planned accelerated capital investments including the accelerated broadband build across fibre and 5G.

Claims and lawsuits

A number of claims and lawsuits (including class actions and intellectual property infringement claims) seeking damages and other relief are pending against us and, in some cases, other mobile carriers and telecommunications service providers. As well, we have received notice of, or are aware of, certain possible claims (including intellectual property infringement claims) against us and, in some cases, other mobile carriers and telecommunications service providers.

It is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories and procedures and their resolution by the courts, at both the trial and the appeal levels; and the unpredictable nature of opposing parties and their demands.

However, subject to the foregoing limitations, management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect on our financial position and the results of our operations, including cash flows, with the exception of the items disclosed in Note 29 of the interim consolidated financial statements.

TELUS Corporation – Management’s discussion and analysis – 2022 Q1

7.10 Outstanding share information

Outstanding shares (millions)	March 31, 2022	April 30, 2022
Common Shares	1,376	1,381
Common Share options	3	3
Restricted share units – equity-settled	11	11

7.11 Transactions between related parties

Transactions with key management personnel

Our key management personnel have authority and responsibility for overseeing, planning, directing and controlling our activities and consist of our Board of Directors and our Executive Team. Total compensation expense for key management personnel was $27 million in the first quarter of 2022, compared to $22 million in the first quarter of 2021. The increase in compensation expense for key management personnel was primarily due to pension plan past service costs recorded in the first quarter of 2022. See Note 30(a) of the interim consolidated financial statements for additional details.

Transactions with defined benefit pension plans

We provided management and administrative services to our defined benefit pension plans. Charges for these services were on a cost recovery basis and were immaterial.

Transactions with real estate joint venture and associates

In the first quarter of 2022, we had transactions with the TELUS Sky real estate joint venture, which is a related party to us, as set out in Note 21 of the interim consolidated financial statements. The new-build tower was completed in 2020.

For the TELUS Sky real estate joint venture, commitments and contingent liabilities include construction financing ($342 million, with Canadian financial institutions as 66-2/3% lender and TELUS as 33-1/3% lender) under a credit agreement maturing August 31, 2023. We have entered into lease agreements with the TELUS Sky real estate joint venture; for lease accounting purposes, the first lease commenced during the three-month period ended June 30, 2019.

8.	Accounting matters

8.1 Critical accounting estimates and judgments

Our significant accounting policies are described in Note 1 of the Consolidated financial statements for the year ended December 31, 2021. The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates, assumptions and judgments that affect: the reported amounts of assets and liabilities at the date of the financial statements; the disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts and classification of income and expense during the reporting period. Actual results could differ from those estimates. Our critical accounting estimates and significant judgments are generally discussed with the Audit Committee each quarter and are described in Section 8.1 in our 2021 annual MD&A, which is hereby incorporated by reference.

8.2 Accounting policy developments

Our accounting policy developments were discussed in Section 8.2 Accounting policy developments in our 2021 annual MD&A. See Note 2 of the interim consolidated financial statements for additional details.

9.	Update to general trends, outlook and assumptions, and regulatory developments and proceedings

This section contains forward-looking statements, which should be read together with the Caution regarding forward-looking statements at the beginning of this MD&A.

The assumptions for our 2022 outlook, as described in Section 9 in our 2021 annual MD&A, remain the same, except for the following:

•	Our revised estimates for 2022 economic growth in Canada, B.C., Alberta, Ontario and Quebec are 3.9%, 4.1%, 5.1%, 3.8% and 3.1%, respectively (compared to 4.3%, 4.2%, 4.4%, 4.5% and 3.7%, respectively, as reported in our 2021 annual MD&A).

TELUS Corporation – Management’s discussion and analysis – 2022 Q1

•	Our revised estimates for 2022 annual unemployment rates in Canada, B.C., Alberta, Ontario and Quebec are 5.4%, 4.8%, 6.4%, 5.8% and 4.4%, respectively (compared to 6.1%, 5.2%, 7.1%, 6.1% and 5.3%, respectively, as reported in our 2021 annual MD&A).

•	Our revised estimates for 2022 annual rates of housing starts on an unadjusted basis in Canada, B.C., Alberta, Ontario and Quebec are 240,000 units, 40,000 units, 32,000 units, 87,000 units and 59,000 units, respectively (compared to 224,000 units, 39,000 units, 30,000 units, 83,000 units and 55,000 units, respectively, as reported in our 2021 annual MD&A).

The extent to which the economic growth estimates affect us and the timing of their impact will depend upon the actual experience of specific sectors of the Canadian economy.

9.1 Communications industry regulatory developments and proceedings

Our telecommunications, broadcasting and radiocommunication services are regulated under federal laws by various authorities, including the Canadian Radio-television and Telecommunications Commission (CRTC), Innovation, Science and Economic Development Canada (ISED), Canadian Heritage and the Competition Bureau.

The following is a summary of certain significant regulatory developments and proceedings relevant to our business and our industry. This summary is not intended to be a comprehensive legal analysis or description of all of the specific issues described. Although we have indicated those issues for which we do not currently expect the outcome of a development or proceeding to be material to us, there can be no assurance that the expected outcome will occur or that our current assessment of its likely impact on us will be accurate. See Section 10.3 in our 2021 annual MD&A.

Radiocommunication licences and spectrum-related matters

ISED regulates, among other matters, the allocation and use of radio spectrum in Canada and licenses radio apparatus, frequency bands and/or radio channels within various frequency bands to service providers and private users. The department also establishes the terms and conditions that may attach to such radio authorizations, including restrictions on licence transfers, coverage obligations, research and development obligations, annual reporting, and obligations concerning mandated roaming and antenna site sharing with competitors.

3500 MHz spectrum auction to support 5G

On July 29, 2021, ISED released the provisional results of its auction of spectrum in the 3500 MHz band. We acquired 142 licences equating to 16.4 MHz of spectrum at a price of approximately $1.95 billion. Combined with the spectrum we acquired privately in advance of the auction, we now hold an average of 25 MHz of spectrum in the 3500 MHz band nationally. The auction framework included a 50 MHz set-aside in all markets where 50 MHz or more spectrum was available. This was on top of the competitive imbalance that was already introduced by ISED’s 2019 transition decision for the band. That decision left nearly 90 MHz of the 200 MHz band in the hands of band incumbents.

On August 26, 2021, we brought an application in Federal Court for judicial review of the decision of the Minister of Innovation, Science and Industry to permit Videotron to bid on set-aside blocks of spectrum in B.C., Alberta and Manitoba in the 3500 MHz auction. In the application, we argue that Videotron did not meet the eligibility test set out by ISED in the auction framework, and thus should not have been permitted to bid on a portion of the set-aside spectrum that it eventually won. Our application was heard in February 2022, and we anticipate a decision in the second quarter of 2022.

We continue to review the results of the auction, including the amounts acquired by our competitors, to determine the impact of the auction on us.

Consultation on amendments to SRSP-520, Technical requirements for fixed and/or mobile systems, including flexible use broadband systems, in the band 3450-3650 MHz

In August 2021, ISED issued a consultation on Standard Radio System Plan (SRSP) 520 to examine technical specifications on the use of 3500 MHz spectrum. In the consultation, ISED identified a concern that 5G equipment operating on 3500 MHz spectrum may have the potential to cause interference with altimeters on aircraft. ISED proposed new restrictions on 3500 MHz spectrum, including a ban on its use in large areas around major airports. Though the consultation closed in August 2021, on September 22, 2021, ISED announced that it was re-opening its consultation to give additional time for parties to comment and made public technical studies that it relied upon to formulate its proposals. ISED also notified prospective 3500 MHz licensees that their final auction payments and issuance of licences, originally scheduled for October 4, 2021, would be delayed until December 17, 2021. On November 18, 2021, ISED issued its decision on amendments to the 3500 MHz technical requirements, which remain effectively as proposed; limiting use in areas around major airports and restricting the transmission of energy above the horizon. ISED projected next steps including a future consultation, should Canadian or global developments and studies merit further changes to the technical rules as it relates to the radio altimeter protection issue. There is a risk that this decision could have a material impact on TELUS depending on how long they remain in application.

TELUS Corporation – Management’s discussion and analysis – 2022 Q1

mmWave and 3800 MHz spectrum auctions to support 5G

On June 5, 2019, ISED released its Decision on Releasing Millimetre Wave Spectrum to Support 5G, repurposing several tranches of millimetre wave (mmWave) spectrum for mobile use. ISED will consult on a licensing framework (i.e., auction rules and conditions of licence) for these mmWave bands in the future. ISED formerly projected that the mmWave auction would commence in 2021, but has now revised its forecast to the first quarter of 2024. There is a risk that the auction rules may favour certain carriers over us and impact our ability to acquire an adequate quantity of mmWave spectrum.

The 3800 MHz spectrum band is seen as an extension to the 3500 MHz band. ISED released the first of two consultations on August 27, 2020. This first consultation featured proposals from ISED and from Telesat, the Canadian satellite spectrum licensee of 3700 to 4200 MHz spectrum, on how to repurpose existing spectrum. On May 21, 2021, ISED released its Decision on the Technical and Policy Framework for the 3650-4200 MHz Band and Changes to the Frequency Allocation of the 3500-3650 MHz Band, which will make 250 MHz of spectrum available for auction in the first quarter of 2023. ISED’s decision rejected Telesat’s proposal for private auction and early clearing of the band. The 3800 MHz spectrum will only be cleared and available by March 2025 in urban areas and March 2027 in many rural areas. Certain rural areas (in the territories and northern parts of B.C., Alberta, Saskatchewan, Manitoba, Ontario, Quebec and Newfoundland and Labrador) are still deemed satellite-dependent areas and this spectrum will not be available for mobile use in these areas. On December 17, 2021, ISED released its Consultation on a Policy and Licensing Framework for Spectrum in the 3800 MHz Band, which is the first step to setting the auction framework rules, including competitive measures for the 3800 MHz band. There is a risk that the auction rules will favour certain carriers over us and impact our ability to acquire an adequate quantity of 3800 MHz band spectrum.

Regulatory and federal government reviews

The CRTC and the federal government have initiated public proceedings to review various matters. A number of key proceedings are discussed below.

Proposed acquisition of Shaw by Rogers

In March 2021, Rogers Communications Inc. and Shaw Communications Inc. announced their agreement for Rogers Communications Inc. to acquire Shaw Communications Inc. In addition to approval by shareholders of Shaw Communications Inc., the acquisition requires approvals by the Competition Bureau, the CRTC and ISED. On March 24, 2022, the CRTC issued a decision approving, with conditions, the transfer to Rogers of effective control of the broadcasting undertakings licensed to Shaw. The Competition Bureau and ISED have not yet made any public determinations with respect to the proposed transaction. It is possible that the parties to the transaction will agree to merger remedies that could negatively affect us, or that the ISED or other governmental authorities could make (or decline to make) other regulatory changes, or impose behavioural remedies, that could materially affect us directly or affect the industry as a whole. It is also possible that this acquisition could trigger further consolidation in the industry. Until the governmental authorities complete their reviews and make a determination on whether to allow the acquisition and, if so, under what conditions, it is too early to determine the impact of these reviews on us.

Review of mobile wireless services

On April 15, 2021, the CRTC released its decision in the Wireless Regulatory Framework Review. The CRTC determined that Bell, Rogers, TELUS and SaskTel must provide wholesale mobile virtual network operator (MVNO) access to facilities-based regional wireless providers in areas where those providers hold a mobile wireless spectrum licence. MVNO access is based on commercially negotiated rates and will be phased out after seven years. In addition, the CRTC has requested that Bell, Rogers, TELUS and SaskTel provide certain low-cost and occasional-use plans, which we have now implemented. We are working to implement the new MVNO and other requirements. The impact of this decision on us will be dependent on the commercial rates that are negotiated for MVNO access.

On May 4, 2021, Data on Tap Inc. brought a petition to the Governor in Council to vary the CRTC’s decision in the Wireless Regulatory Framework so as to mandate and set rates for full MVNO access. The Governor in Council dismissed the petition on April 14, 2022.

We have also been granted leave to appeal two determinations from this decision to the Federal Court of Appeal: (i) the requirement for the national mobile carriers, including us, to offer seamless roaming as an additional condition under which the existing mandated wholesale roaming service must be offered; and (ii) the ruling that sections 43 and 44 of the Telecommunications Act do not provide the CRTC with jurisdiction to adjudicate disputes involving mobile wireless transmission facilities. If we are successful on appeal, we anticipate it will be easier for us to deploy our 5G infrastructure, in particular on municipal property.

Wireline wholesale services follow-up

On July 22, 2015, the CRTC released Review of wholesale wireline services and associated policies, Telecom Regulatory Policy CRTC 2015-326 (TRP 2015-326). The major component of this decision was that the CRTC ordered the introduction of a disaggregated wholesale high-speed access (HSA) service for ISP competitors. This includes access to FTTP facilities.

TELUS Corporation – Management’s discussion and analysis – 2022 Q1

On June 11, 2020, the CRTC released Call for comments – Appropriate network configuration for disaggregated wholesale high-speed access services, Telecom Notice of Consultation CRTC 2020-187, where it is examining the appropriate network and service configurations for the disaggregated wholesale HSA service regime for all wholesale HSA service providers across the country. This process, which took the place of the previous follow-up proceedings, is now closed. Until the CRTC issues its decision, it is too early to determine the impact of this proceeding on us.

Final rates for aggregated wholesale internet access services

On August 15, 2019, the CRTC released Telecom Order CRTC 2019-288, which finalized rates for the aggregated wholesale internet services of the ILEC and incumbent cable companies. The final rates were considerably lower than the interim rates, and the CRTC ordered the rates to apply retroactively to October 6, 2016. The financial impact of this decision was not material to us.

On September 13, 2019, Bell Canada and affiliated companies and a group of cable companies filed separate applications with the Federal Court of Appeal to seek leave to appeal Telecom Order CRTC 2019-288. Bell Canada and the cable companies also sought a stay of the order. On November 22, 2019, the Federal Court of Appeal allowed both leave applications and granted a stay pending the disposition of the appeal. On September 10, 2020, the Federal Court of Appeal dismissed the appeals on their merits, thereby upholding the CRTC’s decision. On February 25, 2021, the Supreme Court of Canada dismissed applications for leave to appeal the Federal Court of Appeal decision brought by Bell Canada and the group of cable companies.

Separately, on November 13, 2019, we filed a petition to the Governor in Council seeking to refer back to Telecom Order CRTC 2019-288 for redetermination of the rates and seeking to vary Telecom Order CRTC 2019-288 on the basis that the rates and retroactive component of the order will threaten future investment. Bell Canada and a group of cable companies filed similar petitions on the same day. On August 15, 2020, the Governor in Council issued an Order in Council dismissing the petitions. However, the Order in Council, as well as an accompanying statement from the Minister of Innovation, Science and Industry, recognized that the rates set out in Telecom Order CRTC 2019-288 would, in some instances, undermine investment in high-quality networks.

On May 27, 2021, following separate applications requesting the CRTC to review and vary Telecom Order 2019-288 filed by each of TELUS, Bell Canada and a group of cable carriers, the CRTC issued Telecom Decision CRTC 2021-181. In this decision, the CRTC largely reversed Telecom Order 2019-288, meaning that we do not have to implement the rates ordered in Telecom Order CRTC 2019-288 or issue significant retroactive refunds to wholesale customers. Given that Telecom Decision 2021-181 essentially maintains the rates that have been in place since 2016, the decision does not have a material effect on us.

On May 28, 2021, TekSavvy Solutions Inc. brought a petition to the Governor in Council to vary the decision. On July 15, 2021, the Competitive Network Operators of Canada brought a similar petition. On August 25, 2021, National Capital Freenet Inc. also filed a petition to the Governor in Council. On June 28, 2021, TekSavvy Solutions Inc. sought leave to appeal Telecom Decision CRTC 2021-181 to the Federal Court of Appeal. The Federal Court of Appeal granted leave to appeal on September 15, 2021. We are not filing responding submissions in the petitions or the appeal.

5G security review – Public Safety Canada

In September 2018, the federal government announced a review of national cybersecurity requirements for Canada’s 5G networks. The stated objective of the reviews was to provide policy clarity on what security controls or restrictions the government intends to impose on 5G networks in Canada and to which foreign vendors such controls and restrictions would apply. The timelines for the conclusion of this review were never released by the federal government, which has also not announced its intentions regarding 5G cybersecurity requirements. Given the range of potential government or regulatory action that may result from this review, the impact on us, and on Canadian mobile service providers in general, cannot be reliably predicted.

Cessation of operations of China Mobile International (Canada) Inc.

On August 6, 2021, the Governor in Council issued an order requiring the parent company of China Mobile International (Canada) Inc. (CMI Canada) to either divest its interest in CMI Canada to a Canadian company or wind up its operations in Canada within 90 days. The Governor in Council issued this order pursuant to section 25.4(1) of the Investment Canada Act based on national security risks arising from CMI Canada’s operations in Canada. The deadline for this order was extended to January 5, 2022. CMI Canada and TELUS had an enhanced agency arrangement pursuant to which CMI Canada acted as TELUS’ agent to sell Koodo rate plans to customers and to provide customer support. CMI Canada complied with the order and has ceased its operations in Canada. However, Koodo customers who obtained rate plans via CMI Canada as of that date continued to obtain their services from Koodo and have been advised that CMI Canada is no longer operating in Canada. The effect of CMI Canada’s cessation of operations on TELUS is not material.

TELUS Corporation – Management’s discussion and analysis – 2022 Q1

International security developments

On May 16, 2019, an executive order entered into force permitting the U.S. Secretary of Commerce to block certain technology transactions deemed to constitute national security risks. The U.S. Department of Commerce subsequently established a list of entities, including Huawei Technologies Co., Ltd. and its global affiliates, to whom the export, re-export or transfer (in-country) of certain restricted technologies was prohibited unless specifically authorized under licence.

In a unanimous vote on July 13, 2021, the U.S. Federal Communications Commission authorized a US$1.9 billion subsidy program to enable telecommunications companies with fewer than 10 million subscribers to replace Huawei and ZTE equipment.

Given the range of potential government or regulatory actions by foreign governments with respect to Huawei, the impact on us, and on Canadian mobile service providers generally, cannot currently be predicted.

CRTC proceeding regarding potential barriers to the deployment of broadband-capable networks in underserved areas in Canada

On December 10, 2019, the CRTC issued Call for comments regarding potential barriers to the deployment of broadband-capable networks in underserved areas in Canada, Telecom Notice of Consultation CRTC 2019-406. In this proceeding, the CRTC sought comment on barriers that service providers and communities face in building new facilities, or interconnecting to or accessing existing facilities, and in extending networks into underserved areas in order to offer universal service objective-level services. The CRTC has specifically identified access to affordable transport services and efficient use of support structures as potential barriers. The record of the proceeding is now closed and we anticipate a decision this year. It is too early to determine the impact of the proceeding on us.

CRTC proceeding regarding access to poles owned by Canadian carriers

On October 30, 2020, the CRTC issued Call for comments regarding potential regulatory measures to make access to poles owned by Canadian carriers more efficient, Telecom Notice of Consultation CRTC 2020-366. The CRTC commenced the proceeding further to comments in the proceeding initiated by Telecom Notice of Consultation CRTC 2019-406 that untimely and costly access to poles owned by Canadian carriers has negative impacts on broadband deployment, particularly in areas with limited or no access to broadband-capable networks. In the most recent proceeding, the CRTC is considering, among other issues, authorization delays, make-ready costs, spare capacity reservations, joint use agreements and the potential for improved dispute resolution. We are participating fully in the proceeding. It is too early to determine the impact of the proceeding on us.

CRTC review of rate setting for wholesale telecommunications services

On April 24, 2020, the CRTC issued Call for comments – Review of the approach to rate setting for wholesale telecommunications services, Telecom Notice of Consultation CRTC 2020-131. In this proceeding, the CRTC is seeking comment on whether to change its methodology of setting wholesale rates and, if so, how. The CRTC has stated its intent to use the proceeding to establish a more transparent and efficient rate-setting process. It is too early to determine the impact of the proceeding on us.

CRTC review of deadlines for transition to next-generation 9-1-1 service

On June 14, 2021, the CRTC issued Telecom Decision CRTC 2021-199, Establishment of new deadlines for Canada’s transition to next-generation 9-1-1 (NG9-1-1), where the CRTC stipulated revised implementation for NG9-1-1 service in Canada. The CRTC directed NG9-1-1 network providers, including us, to establish their NG9-1-1 networks, complete all NG9-1-1 production onboarding activities, and be ready to provide NG9-1-1 voice service by transiting live NG9-1-1 traffic, wherever public safety answering points have been established in a particular region, by March 1, 2022. Consistent with this directive, we are now transiting live NG9-1-1 traffic over our NG9-1-1 network, but full implementation of NG9-1-1 in our NG9-1-1 territory is contingent on interconnections with 9-1-1 call centres and such implementation is dependent upon local government authorities. We continue our work to fully implement NG9-1-1.

Amendments to Quebec’s public and private sector privacy law

On September 22, 2021, the Quebec National Assembly passed An Act to modernize legislative provisions as regards the protection of personal information, which received assent the same day. Extensive new requirements governing the collection, use and disclosure of the personal information of individuals in Quebec will be phased in over three years. The Act also creates a new enforcement regime with significant criminal fines and administrative monetary penalties for certain infractions and a private right of action with minimum statutory punitive damages. The full impact of the Act is not yet known because some key provisions, such as those relating to AI, have to be further elaborated through government regulations and interpretive guidance from the regulator. The materiality of the change cannot be fully assessed at this time.

TELUS Corporation – Management’s discussion and analysis – 2022 Q1

Ontario introduces bill to change handling of personal health information

On March 29, 2022, Bill 106, Pandemic and Emergency Preparedness Act, 2022, was introduced in the Ontario Legislature and is currently in Committee after passing second reading. If passed, the bill would amend the Personal Health Information Protection Act to empower the government to make regulations specifying acceptable electronic formats for access rights to personal health information (PHI), specifying the circumstances persons or entities may collect, use and disclose PHI, the security requirements, disclosure requirements, and specifying additional categories of persons or entities, who can collect, use or disclose PHI. The materiality of the change cannot be fully assessed before the bill is enacted and the regulations are available.

Proposed subsidy increases for Northwestel

On November 2, 2020, the CRTC initiated a review of its regulatory framework for Northwestel Inc. and the state of telecommunications services in Canada’s North in Telecom Notice of Consultation CRTC 2020-367. On January 20, 2021, a number of interveners proposed large subsidy increases to Northwestel and other companies providing service in the North. The proceeding is currently suspended while the CRTC determines the scope of the second phase. The impact of this proceeding is not expected to be material.

Broadcasting-related issues

Review of the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act

On January 29, 2020, the Broadcasting and Telecommunications Legislative Review Panel released its final report entitled Canada’s Communications Future: Time to Act. The report contains 97 recommendations to update legislation governing broadcasting, telecommunications and radiocommunication for the Government of Canada to consider. Further to the report, on November 3, 2020, the government introduced legislation to amend the Broadcasting Act. Bill C-10 would have: brought streaming services that operate over the internet expressly within the scope of the Broadcasting Act; provided the CRTC with new and expanded regulatory powers to implement a modernized regulatory framework that addresses declining levels of support for Canadian content over the past several years; and provided a more sustainable source of support going forward. On June 21, 2021, Bill C-10 passed third reading at the House of Commons, but its debate in the Senate was cut short upon the proroguing of parliament and the calling of the federal election. On September 20, 2021, the Liberals were re-elected with a minority government, and on February 2, 2022 the government introduced Bill C-11, which is largely the same as its predecessor Bill C-10 except for some amendments to address concerns with potential regulation of social media platforms. The legislative review process is expected to start anew in the second quarter of 2022. It is too early to determine if proposed amendments, as well as any other potential legislative changes arising as a result of the report, will have a material impact on us.

Review of the Copyright Act and Copyright Board reforms

The Copyright Act’s last statutorily mandated review was due in 2017, and a process for conducting the review via parliamentary committee was announced in December 2017. The House of Commons Standing Committee on Industry, Science and Technology, with the assistance of the House of Commons Standing Committee on Canadian Heritage, completed the review early in 2019, and both committees presented reports to the House of Commons in May and June of 2019. To date, no legislation has been proposed as a result of the parliamentary review, although it has led to further government consultations (described below) to explore specific issues raised during the review, such as how to modernize the copyright framework for online intermediary liability, AI and IoT. The timeline for potential changes to the Copyright Act is uncertain, although government officials have signaled that copyright reform legislation may be tabled in early 2022. The policy approach for copyright has traditionally been based on a balance of interests of creators and consumers, and as a result, the impact of this proceeding is not expected to be material.

On April 14, 2021, ISED announced the launch of a consultation to modernize the copyright framework for online intermediaries. The consultation builds on the work done in 2018 and 2019 as part of the parliamentary review of the Copyright Act. ISED sought comments on a broad range of issues, including the role of intermediaries in policing online copyright infringement, how to remunerate rights holders for the use of their content on online platforms, and what types of enforcement tools (such as website-blocking orders) should be available against intermediaries. We participated in this consultation and filed joint comments with other ISPs on May 31, 2021. Among other things, the comments advocated for a continuation of existing government policy that provides ISPs with unconditional safe harbour protection for the potentially infringing activities of their customers. It is too early to tell whether this consultation will have a material impact on us.

On July 19, 2021, the government announced a consultation to modernize the copyright framework applicable to AI and IoT. The government’s objectives were to support innovation and investment in AI and other digital and emerging technologies, support Canada’s cultural industries and preserve the incentive to create and invest provided by the economic rights set out in the Act, and support competition and marketplace needs regarding IoT devices and other software-enabled products. We participated in this consultation and filed joint comments with other ISPs on September 17, 2021. Among other things, the joint comments advocated that no changes should be made to the Copyright Act that would unduly burden or create potential liability risks for ISPs. Similar to the broader Copyright Act review, the impact of this proceeding is not expected to be material.

TELUS Corporation – Management’s discussion and analysis – 2022 Q1

Legal challenge to the CRTC’s ability to regulate affiliation agreements

The CRTC’s ability to regulate affiliation agreements between broadcasting distributors and programming services was challenged by a vertically integrated broadcasting entity before the Federal Court of Appeal. The Federal Court of Appeal heard the case on May 18, 2021, and released its decision on July 28, 2021. We were granted leave to intervene in the case and appeared at the hearing, where we defended the CRTC’s jurisdiction. The Federal Court of Appeal’s decision confirmed that the CRTC has jurisdiction to govern economic aspects of disputes between programming services and distributors, and generally supported our competitive position by reinforcing the validity of competitive safeguards put in place by the CRTC to protect non-vertically integrated companies in the broadcasting sector. On September 29, 2021, the vertically integrated company filed an application for leave to appeal the Federal Court of Appeal’s decision to the Supreme Court of Canada. On November 25, 2021, we filed a response opposing the application for leave to appeal. It is too early to determine the impact this application for leave to appeal might have on our broadcasting distribution activities.

Consultation on the government’s proposed approach to address harmful content online

On July 29, 2021, the government launched a consultation on its proposed approach to address harmful content online. The government’s proposals largely target social media and content platforms, but a few proposals would also have impacted ISPs. Accordingly, we participated in this consultation and filed joint comments with other ISPs on September 25, 2021. Among other things, the joint comments advocated that the legal framework for addressing harmful online content should not create undue obligations or liability for telecommunications carriers, and that requirements to block access to content online or to provide subscriber information should continue to require judicial orders. The impact of this proceeding is not expected to be material.

10.	Risks and risk management

Reference is made as well to the summary of risks and uncertainties in the Caution regarding forward-looking statements at the beginning of this MD&A. The principal risks and uncertainties that could affect our future business results and associated risk mitigation activities were described in our 2021 annual MD&A and have not materially changed since December 31, 2021, except for the following updates:

The conflict between Russia and Ukraine

In February 2022, Russia, aided by Belarus, commenced military operations in Ukraine which are still continuing. In response to the conflict, a number of countries including the United States, Canada and other North Atlantic Treaty Organization (NATO) countries, have imposed significant sanctions against Russia, Belarus, and a number of individuals and enterprises in both countries. The prolonged conflict has resulted in increased political uncertainties and volatility in the global economy, which is affecting businesses around the world, including TI’s clients. The scope, intensity, duration and outcome of the conflict is uncertain. Given the nature of TI’s global business and operations, political, economic and other conditions in foreign countries and regions, including geopolitical risks, may adversely affect our results of operations. However, we do not currently expect that such uncertainty and volatility will have any material operational or financial impact on our telecommunications business as our international roaming arrangements in Russia and Belarus have been suspended in compliance with applicable sanctions. Our roaming arrangements in Russia, Belarus and Ukraine are not material to our telecommunications business. If the conflict and the sanctions intensify, this may adversely impact TI’s clients and their demand for TI’s services, which may have a material adverse impact on TI’s results of operations. Additionally, although TI does not operate in Russia, Belarus or Ukraine, TI has operations and team members in neighbouring countries and any escalation of the conflict could adversely impact its operations and team members in these countries, which could materially impact its ability to deliver services to its clients, and may have a material effect on TI’s results of operations. During the three-month period ended March 31, 2022, we have not experienced a material impact on our operating results as a result of the conflict.

There is also no certainty that the current conflict between Russia and Ukraine will not draw military or other intervention from additional countries, which could lead to a much larger conflict and/or additional sanctions, which could further negatively impact the global economy. In addition, we cannot predict the impact that an escalation of the conflict may have on TI’s clients and each of their financial conditions. Any material adverse effect on TI’s clients, including due to conflict, could adversely impact us. Further, the risk of cybersecurity incidents has increased in connection with the ongoing conflict. It is possible that these attacks could have collateral effects on critical communications infrastructure and financial institutions globally, which could adversely affect our operations and could increase the frequency and severity of cyber-based attacks against our information technology systems. The proliferation of malware from the conflict into systems unrelated to the conflict, or cyberattacks against companies based in countries that have instituted sanctions against Russia and Belarus, such as the United States, could also adversely affect our results of operations. To the extent the current conflict between Russia and Ukraine adversely affects our business, it may also have the effect of heightening many other risks disclosed in Section 10 Risks and risk management in our 2021 annual MD&A, any of which could materially and adversely affect our business and results of operations.

TELUS Corporation – Management’s discussion and analysis – 2022 Q1

11.	Definitions and reconciliations

11.1 Non-GAAP and other specified financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. For certain financial metrics, there are definitional differences between TELUS and TELUS International reporting. These differences largely arise from TELUS International adopting definitions consistent with practice in its industry. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure. Certain of the metrics do not have generally accepted industry definitions.

Adjusted Net income and adjusted basic earnings per share (EPS): These are non-GAAP measures that do not have any standardized meaning prescribed by IFRS-IASB and are therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted Net income excludes the effects of restructuring and other costs, income tax-related adjustments, other equity losses related to real estate joint ventures, long-term debt prepayment premium and other adjustments (identified in the following tables). Adjusted basic EPS is calculated as adjusted net income divided by the basic weighted-average number of Common Shares outstanding. These measures are used to evaluate performance at a consolidated level and exclude items that, in management’s view, may obscure underlying trends in business performance or items of an unusual nature that do not reflect our ongoing operations. They should not be considered alternatives to Net income and basic EPS in measuring TELUS’ performance.

Reconciliation of adjusted Net income

Three-month periods ended March 31 ($ millions)	2022	2021	Change
Net income attributable to Common Shares	385	331	54
Add (deduct) amounts net of amount attributable to non-controlling interests:
Restructuring and other costs	37	35	2
Tax effect of restructuring and other costs	(8)	(8)	—
Other equity losses related to real estate joint ventures	—	1	(1)
Adjusted Net income	414	359	55

Reconciliation of adjusted basic EPS

Three-month periods ended March 31 ($)	2022	2021	Change
Basic EPS	0.28	0.25	0.03
Add (deduct) amounts net of amount attributable to non-controlling interests:
Restructuring and other costs, per share	0.03	0.03	—
Tax effect of restructuring and other costs, per share	(0.01)	(0.01)	—
Adjusted basic EPS	0.30	0.27	0.03

Available liquidity: This is a non-GAAP measure that does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers. Available liquidity is calculated as the sum of Cash and temporary investments, net, amounts available from the revolving credit facility and amounts available under our trade receivables securitization program measured at the end of the period. We believe this to be a useful measure because it allows us to monitor compliance with our financial objectives. It should not be considered as an alternative to Cash and temporary investments, net in measuring TELUS’ performance.

Available liquidity reconciliation

As at March 31 ($ millions)	2022	2021
Cash and temporary investments, net	774	1,903
Net amounts available from the TELUS Corporation revolving credit facility	1,336	1,332
Amounts available under trade receivables securitization program	500	400
Available liquidity	2,610	3,635

Capital expenditure intensity: This measure is calculated as capital expenditures (excluding spectrum licences) divided by Operating revenues and other income. It provides a basis for comparing the level of capital expenditures to those of other companies of varying size within the same industry.

TELUS Corporation – Management’s discussion and analysis – 2022 Q1

Calculation of Capital expenditure intensity

Three-month periods ended March 31	TTech		DLCX		Eliminations		Total
($ millions, except ratio)	2022	2021	2022	2021	2022	2021	2022	2021
Capital expenditures	802	662	31	23	—	—	833	685
Denominator – Operating revenues and other income	3,642	3,494	759	639	(119)	(109)	4,282	4,024
Capital expenditure intensity (%)	22	19	4	4	n/m	n/m	19	17

TELUS Corporation Common Share (Common Share) dividend payout ratio: This is a historical measure calculated as the sum of the most recent four quarterly dividends declared, as recorded in the financial statements, net of dividend reinvestment plan effects, divided by the sum of free cash flow amounts for the most recent four quarters for interim reporting periods. For fiscal years, the denominator is annual free cash flow. Our objective range for the annual TELUS Corporation Common Share dividend payout ratio is on a prospective basis, rather than on a trailing basis. (See Section 4.3 Liquidity and capital resources and Section 7.5 Liquidity and capital resource measures.)

Calculation of ratio of Common Share dividends declared to cash provided by operating activities less capital expenditures (excluding spectrum licences)

Determined using most comparable IFRS-IASB measures

For the 12-month periods ended March 31 ($ millions, except ratio)	2022	2021
Numerator – Sum of the last four quarterly dividends declared	1,757	1,553
Cash provided by operating activities	4,584	4,336
Less:
Capital expenditures (excluding spectrum licences)	(3,646)	(2,795)
Denominator – Cash provided by operating activities less capital expenditures (excluding spectrum licences)	938	1,541
Ratio (%)	187	101

Calculation of Common Share dividend payout ratio, net of dividend reinvestment plan effects

Determined using management measures

For the 12-month periods ended March 31 ($ millions, except ratio)	2022	2021
Sum of the last four quarterly dividends declared	1,757	1,553
Sum of the last four quarterly amount of dividends declared reinvested in Common Shares	(631)	(583)
Numerator – Sum of the last four quarterly dividends declared, net of dividend reinvestment plan effects	1,126	970
Denominator – Free cash flow[1]	871	1,211
Ratio (%)	129	80

1	Reflects the impacts of our accelerated capital program announced on March 25, 2021.

Earnings coverage: This measure is defined in the Canadian Securities Administrators’ National Instrument 41-101 and related instruments, and is calculated as follows:

Calculation of Earnings coverage

For the 12-month periods ended March 31 ($ millions, except ratio)	2022	2021
Net income attributable to Common Shares	1,709	1,188
Income taxes (attributable to Common Shares)	551	420
Borrowing costs (attributable to Common Shares)[1]	749	749
Numerator	3,009	2,357
Denominator – Borrowing costs	749	749
Ratio (times)	4.0	3.1

1	Interest on Long-term debt plus Interest on short-term borrowings and other plus long-term debt prepayment premium, adding capitalized interest and deducting borrowing costs attributable to non-controlling interests.

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered as an alternative to Net income in measuring TELUS’ performance, nor should it be used as a measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues and other income less the total of Goods and services purchased expense and Employee benefits expense.

TELUS Corporation – Management’s discussion and analysis – 2022 Q1

We calculate EBITDA – excluding restructuring and other costs, as it is a component of the EBITDA – excluding restructuring and other costs interest coverage ratio and the Net debt to EBITDA – excluding restructuring and other costs ratio.

We also calculate Adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

EBIT (earnings before interest and income taxes) is calculated for our operating segments because we believe it is a meaningful indicator of our operating performance as it represents our earnings from operations before costs of capital structure and income taxes.

EBITDA and Adjusted EBITDA reconciliations

	TTech		DLCX		Total
Three-month periods ended March 31 ($ millions)	2022	2021	2022	2021	2022	2021
Net income					404	333
Financing costs					179	207
Income taxes					144	132
EBIT	641	627	86	45	727	672
Depreciation	514	489	37	35	551	524
Amortization of intangible assets	245	220	46	45	291	265
EBITDA	1,400	1,336	169	125	1,569	1,461
Add restructuring and other costs included in EBITDA	35	28	4	13	39	41
EBITDA – excluding restructuring and other costs	1,435	1,364	173	138	1,608	1,502
Other equity losses related to real estate joint ventures	—	1	—	—	—	1
Adjusted EBITDA	1,435	1,365	173	138	1,608	1,503

We calculate EBITDA margin and Adjusted EBITDA margin to evaluate the performance of our operating segments and we believe these measures are also used by investors as indicators of a company’s operating performance. We calculate EBITDA margin as EBITDA divided by Operating revenues and other income. Adjusted EBITDA margin is a non-GAAP ratio that does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers. We calculate Adjusted EBITDA margin as Adjusted EBITDA divided by adjusted Operating revenues.

Calculation of EBITDA margin

Three-month periods ended March 31	TTech		DLCX		Eliminations		Total
($ millions, except margin)	2022	2021	2022	2021	2022	2021	2022	2021
Numerator – EBITDA	1,400	1,336	169	125	—	—	1,569	1,461
Denominator – Operating revenues and other income	3,642	3,494	759	639	(119)	(109)	4,282	4,024
EBITDA margin (%)	38.4	38.3	22.2	19.5	n/m	n/m	36.6	36.3

Calculation of Adjusted EBITDA margin

Three-month periods ended March 31	TTech		DLCX		Eliminations		Total
($ millions, except margin)	2022	2021	2022	2021	2022	2021	2022	2021
Numerator – Adjusted EBITDA	1,435	1,365	173	138	—	—	1,608	1,503
Adjusted Operating revenues and other income:
Operating revenues and other income	3,642	3,494	759	639	(119)	(109)	4,282	4,024
Other equity losses related to real estate joint ventures	—	1	—	—	—	—	—	1
Denominator – Adjusted Operating revenues and other income	3,642	3,495	759	639	(119)	(109)	4,282	4,025
Adjusted EBITDA margin (%)	39.4	39.1	22.7	21.6	n/m	n/m	37.6	37.4

EBITDA – excluding restructuring and other costs interest coverage: This measure is defined as EBITDA –excluding restructuring and other costs, divided by Net interest cost, calculated on a 12-month trailing basis. It is similar to the coverage ratio covenant in our credit facilities, as described in Section 7.6 Credit facilities.

TELUS Corporation – Management’s discussion and analysis – 2022 Q1

Calculation of EBITDA – excluding restructuring and other costs interest coverage

For the 12-month periods ended March 31 ($ millions, except ratio)	2022	2021
Numerator – EBITDA – excluding restructuring and other costs	6,582	5,786
Denominator – Net interest cost	764	797
Ratio (times)	8.6	7.3

Free cash flow: We report this measure as a supplementary indicator of our operating performance, and there is no generally accepted industry definition of free cash flow. It should not be considered as an alternative to the measures in the condensed interim consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the condensed interim consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures (excluding purchases of spectrum licences) that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. We exclude impacts of accounting standards that do not impact cash, such as IFRS 15 and IFRS 16. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation

Three-month periods ended March 31 ($ millions)	2022	2021
EBITDA	1,569	1,461
Restructuring and other costs, net of disbursements	(25)	(12)
Effects of contract asset, acquisition and fulfilment (IFRS 15 impact) and TELUS Easy Payment device financing	78	52
Effects of lease principal (IFRS 16 impact)	(123)	(123)
Items from the condensed interim consolidated statements of cash flows:
Share-based compensation, net	26	35
Net employee defined benefit plans expense	27	26
Employer contributions to employee defined benefit plans	(17)	(16)
Interest paid	(180)	(199)
Interest received	1	2
Capital expenditures (excluding spectrum licences)[1]	(833)	(685)
Free cash flow before income taxes	523	541
Income taxes paid, net of refunds	(108)	(220)
Free cash flow	415	321

1	Refer to Note 31 of the interim consolidated financial statements for further information.

The following reconciles our definition of free cash flow with Cash provided by operating activities.

Free cash flow reconciliation with Cash provided by operating activities

Three-month periods ended March 31 ($ millions)	2022	2021
Free cash flow	415	321
Add (deduct):
Capital expenditures (excluding spectrum licences)[1]	833	685
Effects of lease principal and leases accounted for as finance leases prior to adoption of IFRS 16	123	123
Individually immaterial items included in Net income neither providing nor using cash	(236)	(190)
Cash provided by operating activities	1,135	939

1	Refer to Note 31 of the interim consolidated financial statements for further information.

Mobile phone average revenue per subscriber per month (ARPU) is calculated as network revenue derived from monthly service plan, roaming and usage charges; divided by the average number of mobile phone subscribers on the network during the period, and is expressed as a rate per month.

Net debt: We believe that net debt is a useful measure because it represents the amount of Short-term borrowings and long-term debt obligations that are not covered by available Cash and temporary investments. The nearest IFRS measure to net debt is Long-term debt, including Current maturities of Long-term debt. Net debt is a component of the Net debt to EBITDA – excluding restructuring and other costs ratio.

Net debt to EBITDA – excluding restructuring and other costs: This measure is defined as net debt at the end of the period divided by 12-month trailing EBITDA – excluding restructuring and other costs. (See discussion in Section 7.5 Liquidity and capital resource measures.) This measure is similar to the leverage ratio covenant in our credit facilities, as described in Section 7.6 Credit facilities.

TELUS Corporation – Management’s discussion and analysis – 2022 Q1

Calculation of Net debt to EBITDA – excluding restructuring and other costs

For the 12-month periods ended March 31 ($ millions, except ratio)	2022	2021
Numerator – Net debt	20,960	18,230
Denominator – EBITDA – excluding restructuring and other costs	6,582	5,786
Ratio (times)	3.18	3.15

Net interest cost: This measure is the denominator in the calculation of EBITDA – excluding restructuring and other costs interest coverage. Net interest cost is defined as financing costs, excluding capitalized long-term debt interest, employee defined benefit plans net interest and recoveries on redemption and repayment of debt, calculated on a 12-month trailing basis. Expenses recorded for the long-term debt prepayment premium, if any, are included in net interest cost.

Calculation of Net interest cost

For the 12-month periods ended March 31 ($ millions)	2022	2021
Financing costs	768	786
Deduct: Employee defined benefit plans net interest	(22)	(18)
Add: Interest on long-term debt, excluding lease liabilities – capitalized	18	29
Net interest cost	764	797

11.2 Operating indicators

The following measures are industry metrics that are useful in assessing the operating performance of a mobile and fixed telecommunications entity, but do not have a standardized meaning under IFRS-IASB.

Churn is calculated as the number of subscribers deactivated during a given period divided by the average number of subscribers on the network during the period, and is expressed as a rate per month. Mobile phone churn refers to the aggregate average of both prepaid and postpaid mobile phone churn. A TELUS, Koodo or Public Mobile brand prepaid mobile phone subscriber is deactivated when the subscriber has no usage for 90 days following expiry of the prepaid credits.

Connected device subscriber means a TELUS subscriber on an active service plan with a recurring revenue-generating portable unit (e.g. tablets, internet keys, Internet of Things, wearables and connected cars) that is connected to the TELUS network and is intended for limited or no cellular voice capability.

Mobile phone subscriber means a TELUS subscriber on an active service plan with a recurring revenue-generating portable unit (e.g. feature phones and smartphones) that is connected to the TELUS network and provides voice, text and/or data connectivity.

Internet subscriber means a TELUS subscriber on an active internet plan with a recurring revenue-generating fixed unit that is connected to the TELUS network and provides internet connectivity.

Residential voice subscriber means a TELUS subscriber on an active phone plan with a recurring revenue-generating fixed unit that is connected to the TELUS network and provides voice service.

Security subscriber means a TELUS subscriber on an active security plan with a recurring revenue-generating fixed unit that is connected to the TELUS security and automation platform.

TV subscriber means a TELUS subscriber on an active TV plan with a recurring revenue-generating fixed unit subscription for video services from a TELUS TV platform (e.g. Optik TV and Pik TV).

Healthcare lives covered means the number of users (primary members and their dependents) enrolled in various health programs supported by TELUS Health services (e.g. virtual care, health benefits management, preventative care and personal health security).

Virtual care member means primary enrolment to receive services on an active TELUS Health virtual care plan.

Digital health transactions mean the total number of health claims, dental claims, consultations or other paid transactions facilitated by TELUS Health services.

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